BLACK BOX
NETWORK SERVICES


11007691

2011 Annual Report

Integrated Communications—Delivered.

Integrating your communications and technology networks worldwide.









Voice Communications | Data Infrastructure | Technology Products

Integrated Communications—Delivered.

Innovative solutions for today's complex communications challenges.

IMPROVE PRODUCTIVITY
BOOST PROFITS
REDUCE COSTS
STREAMLINE OPERATIONS

Black Box Corporation (NASDAQ Global Select: BBOX)

Black Box is a leading communications system integrator dedicated to designing, sourcing, implementing and maintaining today's complete communications solutions.

Nearly 4,500 Team Members serve more than 175,000 clients in 196 offices in 141 countries around the world. Black Box operates on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Financial Highlights 2011

(Dollars in Millions, Except Per Share Amounts)	2011	2010	2009
Revenues	$ 1,068	$ 961	$ 1,000
Year-over-year change	11%	(4%)	(2%)
Adjusted operating income[(1)]	$ 103	$ 91	$ 103
Adjusted operating income[(1)] as a % of revenue	10%	9%	10%
Net income	$ 53	$ 35	$ 45
Net income as a % of revenue	5%	4%	5%
Year-over-year change	53%	(24%)	15%
Diluted earnings per common share	$ 2.97	$ 1.97	$ 2.59
Year-over-year change	51%	(24%)	17%
Operating net income[(1)]	$ 59	$ 52	$ 59
Operating net income[(1)] as a % of revenue	5%	5%	6%
Year-over-year change	12%	(12%)	9%
Operating earnings per common share[(1)]	$ 3.29	$ 2.99	$ 3.39
Year-over-year change	10%	(12%)	10%
Cash provided by operating activities	$ 55	$ 62	$ 72
Cash provided by operating activities as a % of net income	104%	180%	158%

(1) Excludes Reconciling Items in Fiscal 2011, Fiscal 2010 and Fiscal 2009. See Non-GAAP reconciliations. Additionally, during Fiscal 2009, the Company excluded stock-based compensation expense when evaluating the continuing operations of the Company. Beginning with Fiscal 2010, the Company will not exclude such expenses. For comparability purposes only, the Company has restated reconciling items, adjusted operating income, operating net income and operating earnings per common share for Fiscal 2009 to reflect this change in presentation.

Table of Contents



Revenues
$1,000
2009
$961
2010
$1,068
2011
Operating Earnings Per Share (1)
$3.39
2009
$2.99
2010
$3.29
2011
Cash Provided by Operating Activities
$72
2009
$62
2010
$55
2011

(1) Excludes Reconciling Items in Fiscal 2011, Fiscal 2010 and Fiscal 2009. See Non-GAAP Reconciliations.

% of Net Income
158% 180% 104%

Our 35th Year.



Dear Fellow Shareholders,

In the fiscal year ended March 31, 2011, Black Box celebrated its 35th anniversary. Among our many achievements this past year, I am most proud that our team generated record revenue with organic revenue growth across all segments of our business. We also expanded our operating income percentage and, once again, generated significant positive cash flow. It was a great year and our financial results validate the successful execution of our long-term strategy.

Black Box is a communications system integrator. We design, source, implement and maintain complex communications infrastructures. We recognize that enterprises have significant challenges ahead as they migrate from their legacy systems to next-generation communications and network environments. We maintain nearly 5 million telephony lines for our clients, and approximately 75% still rely on traditional PBX/TDM technologies. Only 25% have migrated to Voice over Internet Protocol (VoIP) technology. We believe that there is an important industry trend toward the migration to VoIP, and Black Box is well-positioned to benefit from that trend. Blending hybrid legacy and leading technology solutions, Black Box has the expertise to assist our clients as they achieve their communications objectives.

Unique Differentiators

Black Box has built a leadership position in the communications systems integration market. No one can compete with the depth and breadth of our unique skill set. Our key differentiators include:

- Technology Independence—We have partnerships with the world's leading technology communications and infrastructure companies. Interoperability is the key in designing best-of-breed solutions for our clients, and Black Box can assist clients as they integrate solutions across their business.
- Broad Geographic Footprint—Black Box has 196 offices in 141 countries around the world. We provide our multi-location clients with the ability to sole-source their communications support needs.
- Deep Technical Resources—We have more than 3,000 engineers and technicians who are certified in all the latest communications technologies. Our Team Members ensure consistency and quality of service to our clients across the globe.

Client Focus

Technology independence allows Black Box to focus on our clients' needs and deliver the best available solution. We believe that each of our technology partners provides outstanding solutions and services and we will always deliver the solution that best meets the requirements unique to each client.

We challenge ourselves to provide the best service in the world. We meet this challenge with responsive professionals who are trained and certified in each of our offerings. At Black Box, we employ a rigorous customer satisfaction program that provides our clients with the opportunity to provide feedback. This program benchmarks our performance at the top of our industry.

Financial Highlights

Fiscal 2011 was another year of strong financial performance for Black Box. Our worldwide team delivered:

- Record revenue of approximately $1.07 billion, 20% of which is a recurring maintenance revenue stream.
- Operating income of $91 million, a 44% increase over Fiscal 2010.
- Cash provided by operating activities of $55 million, which was used primarily for strategic acquisitions, dividend payments and debt reduction.

We also end Fiscal 2011 with a strong balance sheet and increased borrowing availability, which provide us with the flexibility to pursue growth initiatives and provide our clients with the knowledge that Black Box is positioned to serve them in the future.

Additional Highlights

Our disciplined approach to identify and evaluate acquisitions has enabled us to bring extremely high quality companies into our organization. In Fiscal 2011 we acquired LOGOS Communications Systems, Inc., a silver certified Cisco partner with advanced specializations in unified communications, wireless LAN, routing and switching and security. We are very excited to add the deep talent of the LOGOS team to Black Box.

As we look to Fiscal 2012, we will continue to add to our capabilities through strategic acquisitions.

Recognitions and Awards

During Fiscal 2011, Black Box was acknowledged with a number of awards and accolades. I am very proud of the accomplishments of our team and honored that the work we do for our clients has been recognized. Superior client service and innovation are hallmarks of our business and we will continue to strive for outperformance.

Looking Forward

Effective communications and networking strategies have the power to create competitive advantage. Our clients demonstrate leadership and vision through investment in their communications infrastructure, and our mission is to help them to optimize that investment by providing world-class product and service solutions.

This is not just about getting more business. It's about building relationships based on trust, collaboration and innovation. That is how we have built our business, and it will serve as the basis for our growth in the future.

I would like to thank our clients, partners, Team Members and stockholders for their continued confidence and support.



R. Terry Blakemore
President and Chief Executive Officer

Facts and Figures

Fiscal Year 2011 revenues.

Black Box is committed to remaining profitable by running a well-balanced business, generating significant cash flow and strategically expanding market share.

Revenues by industry

Black Box serves a diversified client base in both the public and private sectors.



Banking
8%
Healthcare
7%
Technology
7%
Distributors
5%
Education
5%
Real Estate
3%
Utilities
2%
Other
5%

Revenues by geography


North America
87%
Other
4%
Europe
9%

Revenues by service type


Voice Services
61%
Hotline Services
18%
Data Services
21%

Revenues by client type


End User
75%
Indirect
25%

Revenues by size of client


Large
65%
Medium
15%
Small
20%

Integrated Communications—Delivered.

Solving today's communications challenges—one client at a time.

Streamline operations. Improve productivity. Reduce costs. Boost profits.



Put a leading communications systems integrator on your team. With an unmatched portfolio of partnerships with all the top manufacturers, we can provide services and solutions to help our clients, of every size and industry, fully optimize their communications investments.

Integrated communications solutions optimized for you.

From supporting the communications infrastructure of a small retail outlet to managing the communications systems of Fortune 100 enterprises, Black Box provides complete services and solutions designed to help our clients succeed. We'll help you use today's communications technology to streamline operations, improve productivity, reduce costs and boost profits.

No matter where you are in your communications life cycle, Black Box can offer you a solution focused on your needs. As a leading communications system integrator, we can guide you through the complex challenges of transitioning from traditional voice and data communications to a sophisticated unified voice, data and video communications system.

As a true communications system integrator, Black Box can help you adopt best-of-breed technologies, maintain a hybrid environment and move to unified communications. Whether your needs involve migrating to VoIP, managing a call center, adding wireless and mobility, upgrading a data center, installing structured cable or sourcing superior technology products, Black Box offers you complete communications solutions, services, products and support.

The advantages of Black Box integrated communications.

Because communications are so dynamic, the role of the integrator is critical to assessing where you are and developing a communications plan to take you where you want to go. That's where the Black Box advantage comes in. No other integrator can offer you the broad portfolio of solutions, the global footprint and the depth of technical resources that Black Box can.

Advantage 1: Technology-independent portfolio of solutions.

With the broadest portfolio of manufacturer partnerships in the industry, we'll find a solution that's right for you. Black Box represents all major manufacturers and is a top partner with the market leaders, including Avaya®, Cisco®, CommScope®, NEC, ShoreTel®, Siemens® and more. We can support a single manufacturer solution, as well as cross-platform solutions involving systems from multiple manufacturers.

Advantage 2: Global footprint.

Whether you have one office, a campus, a nationwide operation or a global enterprise, Black Box can help. With 196 offices in 141 countries, we are where you are. You'll benefit from consistent quality of service and products across all locations and platforms. Why risk working with multiple vendors in multiple locations with multiple results? The solution for worry-free services is Black Box Network Services.

Advantage 3: 3,000+ technical Black Box Team Members.

With our 35 years of experience in communications and networking solutions, you can be assured of working with the best trained and most knowledgeable technical people in the business. And you'll work with Black Box Team Members: 3,000+ certified technical personnel, including engineers, Registered Communications Distribution Designers (RCDDs) and certified technicians. We hire and train our own technicans, make sure they're certified in relevant technologies and stay up-to-date on all new technologies. In addition, Black Box has also attained ISO/IEC 20000-1:2005 (IT Service Management Standard) certification.

Featured partners:


AVAYA
CONNECT
Platinum Partner


NEC


CISCO
PARTNER
Gold
Certified


ShoreTel


COMMSCOPE
ELITE BUSINESSPARTNER


SIEMENS

Black Box Recognized in Gartner Magic Quadrant

Black Box Network Services has been positioned by Gartner, Inc. in the Challengers quadrant of the Magic Quadrant for Communications Outsourcing and Professional Services North America (COPS Magic Quadrant).

(Eric Goodness, June 30, 2010)

Integrated Communications—Delivered.

Complete life cycle services.

Objective advice.
Expert engineering.
Best-of-breed communications technologies.
Extensive experience and support.


Assess and plan
Design
Source, implement and secure
Operate and maintain

No matter where you are in the life cycle of your communications system, Black Box can help you achieve the best and most cost-effective communications system for your environment. We can take you from the initial planning stage, through design, sourcing and implementation to monitoring, management and support.

Assess and plan.

- Consulting and analysis.
- Complex communications planning.
- Expert engineering.

Think of Black Box as your communications partner. We'll work closely with you to help you define and assess your communications goals and develop a plan on how to best achieve them.

Design.

- Elite partner relationships.
- Comprehensive, vendor-independent portfolio.
- Cross-platform expertise.

Black Box will design and engineer a communications system that meets your requirements whether it's a single-site, single-manufacturer solution or a complex, global, cross-platform solution.

Source, implement and secure.

- Thousands of Black Box® brand products.
- Project management.
- 3,000+ engineers.

To help you get the most cost-effective system, Black Box has all the resources needed for your deployment, starting with our extensive line of networking and infrastructure products to our project managers and ending with extensive support staff and field technicians.

Operate and maintain.

- 24/7 remote and field-deployable support.
- Eight Network Operations Centers (NOCs).
- Maintain 5,000,000+ communications ports.

Our job doesn't stop once your communications system is installed. Black Box offers extensive support, management and monitoring services. With eight NOCs and our vast geographic footprint, we can solve problems remotely and also deploy people on-site in hours.


Comprehensive Black Box solutions
• Unified communications and collaboration
• VoIP
• Managed services
• Traditional telephony
• Contact centers
• Network security
• Mobility
• Messaging
• Structured cabling
• Data centers
• Data networking
• Digital signage
• Video systems
• Network monitoring
• Wireless networks
• Technology deployments
• Networking products
• Infrastructure hardware
• Cabling
• Cabinets and racks
• KVM switching
• Network security and optimization
• Remote monitoring
• Data communications

Centers of Excellence—24/7 call center support.

Black Box boasts six partner Centers of Excellence to better support our customers. These centers house teams, specially trained and certified, to support our partner platforms. They include:

Black Box Centers of Excellence: Avaya® | Cisco® | CommScope® | NEC® | ShoreTel® | Siemens®

Black Box Partners.

With the broadest portfolio of manufacturer partnerships, we'll find a solution that's right for you.

Aastra®
Alcatel-Lucent
Amcom®
Aspect®
Avaya®
AVST®
BridgeWave
Cisco®
CommScope®
Comview
Convergys®
Coredial
Mitel®
NEC®
PathSolutions™
Polycom®
SATMAP
ShoreTel®
Siemens Enterprise Communications
Star2Star™
SunGard®
Symmetrics
Toshiba Telecom
Verint®

Network Operations Centers.

Get help when you need it. The personnel in our NOCs manage 5 million communications ports every year. They answer approximately 34,000 calls a month. More than 99% of trouble calls are resolved without manufacturer assistance, and our remote resolution rate is 73%.

Black Box Network Operations Centers:

Amherst, VA
Amityville, NY
Brecksville, OH
Houston, TX
Minnetonka, MN
Murfreesboro, TN
Nashville, TN
Pittsburgh, PA

In North America, Black Box also operates 117 regional offices to support our customers at the local level.

Integrated Communications—Delivered.

Black Box Federal: serving those who serve.

Communications solutions designed to make government more efficient.

For 35 years, Black Box Network Services has been delivering complete communications solutions to federal, state and local government agencies. Black Box offers our government customers the ability to manage large enterprise projects with the agility to be responsive to the special needs of government customers. Whether your mission is to serve the citizenry, protect our borders or defend our country from threats, both foreign and domestic, we serve those who serve.

Government Solutions

- TDM, VoIP and unified communications and collaboration for facility, campus, base, metropolitan and enterprise networks.
- Communications facilities design and implementation.
- Complete network solutions, including planning, design, installation and maintenance of small (<1000 nodes) to large (>100,000 nodes) campus-based networks.
- Transport: SONET and Dense Wave Division Multiplexing.
- Passive Optical Networks (PON/GPON).
- Physical layer, inside and outside plant systems.
- More than 18,000 products on the GSA Schedule.
- Same-day response to GSA pricing requests.
- Mil spec packaging.
- Smart Bundle™ services for staging.
- Custom products.




GSA
Contract Holder

Government Contracts

GSA Schedule 70 # GS-35F-0158J
Cage Code: 59951
DUNS# 082254871
Federal ID# 25-1272662
GSA Schedule 70 # GS-35F-0087L
Avaya GSA Schedule # GS-35F-4366G
Avaya GSA Schedule # GS-35F-0156V
GSA Connections GS00T03AHD0017
US Air Force NETCENTS
DISA Encore
US Army IMOD W91QUZ06D0027
US Army LTLCS W15P7T07DH001
US Navy SPAWAR
FAA DTFAWA07C00028—SONET Cable Loop
NASA (SEWP IV)

Black Box accepts all government purchasing cards.

WAWF Invoicing.

Black Box GSA listed products are also available on:

- NASA (SEWP IV).
- NETCENTS.

Make the smart call with Black Box Resale Services.

Refurbished telephone equipment—certified and guaranteed

Save with one of the best warranties in the industry. Get a risk-free, two-year warranty on most refurbished products and a five-year warranty on most refurbished and repaired phones.

Advance replacement and repair programs

Eliminate downtime with our 24-hour advance replacement and five-day repair turnaround programs.

Wide selection of new and refurbished equipment

Choose from one of the largest selections anywhere with more than 15,000 products from all leading manufacturers.

Go green

Keep equipment that can be refurbished out of landfills with our *free* disposal services and Buy Back program.

You'll get IT at Black Box: networking products, FREE support and same-day shipping.

Products from A to Z

From cables and networking switches to security solutions and digital signage systems, you'll find everything you need to expand, upgrade and complete your network.

Custom products

Have a unique challenge? We'll design a one-of-a-kind solution.

Same-day shipping

We ship 99.96% of all in-stock products the same day.

Free, 24/7, live Tech Support

Product questions? Contact our FREE Tech Support at **724-746-5500** or go to **blackbox.com.**


We ship
99.96%
of all products
the same day!
BLACK BOX

Integrated Communications—Delivered.



Case Study: University of South Alabama

Project: VoIP-based communications system

Major benefit: Cost-effective unified communications

Major challenges: Hybrid system
Phased migration

The background.

More than 15,000 students attend the University of South Alabama (USA) in Mobile, AL. The university employs approximately 5,500 faculty and staff and consists of 10 schools and colleges. Its health system, including the College of Medicine, Mitchell Cancer Institute and two hospitals, provides state-of-the-art care for 250,000 patients annually.

The university is one of the fastest growing in the state and is undergoing a 10-year construction program valued in excess of $475 million. Because of that, David Blough, Associate Vice President, University Computer Sciences, wanted to take advantage of new VoIP technologies to improve communications.

"We wanted to replace our aging telephone system," explained Mr. Blough. "It was installed in 1988, and we could no longer get parts for it and we couldn't upgrade it. We wanted to install new systems before the old one crashed and we wouldn't be able to get it back up."

He sought proposals for a multi-year, phased-in replacement of the current telecommunications systems. They were to be considered a long-term solution and be capable of meeting the university's current telecommunications and voice messaging needs and offer the potential for future enhancements and expansion.

What's your best solution?

Mr. Blough took a novel approach when bidding out the project. Instead of putting together a typical 100-page bid specification, he put together a 6-page request for proposal describing the university's current voice and data environment and the desired solution. His goal was to deploy a cost-effective communications system that would minimize risk and appear seamless to end users during the multi-phased migration. He wanted to increase capacity, gain flexibility, streamline operations and leverage his existing infrastructure. In addition, he also wanted the vendors to submit a detailed implementation plan as part of the RFP. "I wanted to know how the vendor will take us from our current box to a new box without totally disrupting campus communications," he added. "Hopefully, this way, we'll get the best solution each vendor has to offer instead of asking the vendor to fit to what we wanted," he said. His plan worked. After reviewing the proposals, he narrowed the list to three vendors. After site visits and presentations, he chose Black Box.

A new IP-based system, less manpower.

The university chose a new communications solution based on Black Box's recommendation. It gives the university an advanced IP-based communications, including capabilities such as mobility, centralized management, a standards-based, IT-oriented architecture, plus multimedia-enabled end-user communications.

"This new system can easily mesh with our legacy communications infrastructure, which still has a lot of life left in it," said Mr. Blough. "With this system and Black Box's help, we can manage our VoIP migration at our own pace. It's also reducing our manpower needs in doing moves, adds and changes," he added. "Departments are moving all the time. Now with VoIP, they can pick up their phone and move themselves."

A well-planned, phased-in migration.

One of the primary reasons Mr. Blough chose Black Box was its implementation plan and its expertise and experience in supporting both older and newer technologies.

"Black Box is able to make the old and the new work together," he explained.

The older campus communications infrastructure consists of an aging copper backbone. Mr. Blough wanted to upgrade it, but he didn't have the budget to run new CAT6 cable and fiber throughout the campus. So Black Box devised a plan to use the existing infrastructure while migrating to the new system, one building at a time.

The multi-year plan developed by Black Box is enabling the university to upgrade its communications technology with minimal impact on end-users and with no disruption of campus communications. It's also helping the university build a foundation of IP telephony and advanced communications at a pace that makes financial and functional sense.

A trusted partner.

From the initial bid through the communications migration, Black Box has earned the trust of the university team. "We have a lot of confidence in Black Box," said Mr. Blough. "Being familiar with the university and campus, they were able to meet our needs better than other vendors. They have a good understanding of what we need. And they give us very good technical help."

Case Study: Ft. Bragg

Project: Voice and data communications systems and infrastructure

Major benefit: Unified communications

Major challenges: Complex hybrid system
No downtime
Hard-stop schedule

The background.

Ft. Bragg, NC is best known as the home of the U.S. Army Airborne Forces and is the largest army installation and airborne facility in the world. The most notable units stationed there include the XVIII Airborne Corps HQ, the 82nd Airborne Division, the United States Army Special Operations Command (USASOC) and the Joint Special Operations Command (JSOC). The United States Army Forces Command (FORSCOM) and the US Army Reserve Command (USARC) are in process of relocating from Fort McPherson, Georgia to Fort Bragg in 2011. FORSCOM is the Army's largest Command consisting of over 750,000 Active Army, US Army Reservist and Army National Guard soldiers. The base is the Department of Defense's cornerstone for rapid deployment of ground forces to defend the United States' interests around the world.

A critical component of the Army's arsenal at Ft. Bragg is its communications system, which Black Box is providing. To improve its defenses, the Army is moving towards unified communications, combining voice, data and video in one package designed to support the soldier anywhere on the globe. That means soldiers will have a universal e-mail address, one telephone number, universal file storage and a standard collaboration tool set. The systems they train on at Ft. Bragg will be the same systems used in the field and will enable the warfighter to immediately enter the battle upon arriving in theater.

The original contract: IMOD.

In 2008, the Army awarded Black Box the I3MP Infrastructure Modernization (IMOD) project for Ft. Bragg. This four-year, $58 million dollar task order calls for Black Box to Engineer, Furnish, Install, Test and Secure (EFIT&S) an integrated telecommunications infrastructure consisting of multiple vendor platforms including communications shelters, power systems, inside and outside plant infrastructure, IP data network systems, and DWDM and SONET optical transport systems.

Hard work pays off: expansion.

In 2009, the U.S. Army awarded Black Box an I3MP expansion task order to provide a state-of-the-art, IP-based voice solution. The project will upgrade and expand the existing time-division multiplexing (TDM) switching infrastructure to a Voice over Internet Protocol (VoIP)/TDM hybrid system. In 2011, the U.S. Army took over Pope AFB that adjoins Ft. Bragg and awarded Black Box an additional I3MP task order to extend the Ft. Bragg network infrastructure and modernize Pope AFB, now known as Pope Army Airfield. The new orders expand the project time frame to five years and raise its value to more than $110 million dollars.

Upgrading a "city" with no downtime.

At 251 square miles, if Ft. Bragg were a city, it would probably be the third largest in North Carolina, including army personnel, civilians and families. Because it is a BRAC (Base Realignment and Closure) site with the largest Command in the Army relocating to Ft. Bragg, the schedule for all communications upgrades is set by Congress and the deadlines are "hard-stop" dates, meaning they can't be changed. "Right now, it's like a city under construction," explained Mr. Tony Schneider, Black Box Network Services Vice President of Army Programs.

The new converged voice/data system Black Box is providing at Ft. Bragg is the largest and most complex that Black Box has delivered to the Army. It is a carrier class system, which means only 17 seconds of downtime are allowed every year. "The system is on 24/7, 365 days a year," continued Mr. Schneider. "We engineer 'flash cutovers' of the legacy systems to the new infrastructure with no disruption in service."

A working group methodology.

To manage this vast project, Black Box employs a teaming approach with Subject-Matter Experts (SME) assigned to lead each of the teams responsible for each of the various subsystems being deployed. The team leaders interface and collaborate daily with their Army counterparts on-site.

"Our project management approach of using ground-level working groups to collaborate and make decisions has been greatly received by the Army," explains Mr. Schneider. "As this project is very fast moving, we have been able to solve problems and make technological changes quickly. In fact, 94% of issues that have arisen have been solved at the ground level. This methodology has enabled us to meet and beat schedules to the delight of our customer. Because of our performance, we've built a great relationship and trust with the Army and we are delivering an excellent customer experience."

"Although Ft. Bragg is Black Box's largest Army project, our Black Box teams are deployed on many other Army posts worldwide, many of which have the same BRAC time considerations. All are part of transforming the Army's communications systems to the Global Network Enterprise Construct (GNEC). Our Black Box team is truly humbled and grateful to support our country's warfighters by this most ambitious implementation. We look forward to continuing to live up to and exceed the high expectations of the U.S. Army," said Mr. Schneider.

Case Study: Joy Mining Machinery

Project: New digital signage network
Major benefit: Improved productivity and morale
Major challenge: Centralizing control of the company's branding and messaging


JOY MINING MACHINERY
A Joy Global Inc Company
10:46
Tue 25 Jan
Tradition,
Innovation,
Dedication...
that's
Message Center
Welcome to Joy Mining Machinery
Warrendale, Pennsylvania
www.joy.com
Local Weather

About Joy Mining Machinery.

Active on five continents and with a network of 55 facilities spanning China, Russia, India, Poland, the United Kingdom, Australia, South Africa and the United States, Joy Mining Machinery, a subsidiary of Joy Global, Inc., is a worldwide leader in the manufacture of underground mining equipment and is headquartered 20 miles north of Pittsburgh, PA.

Consistent branding, instant communication.

With Joy Mining customers and employees spread from Tychy, Poland to Tianjin, China, implementing and maintaining a common corporate culture is a challenge. To help solve the situation, the Joy Mining Machinery marketing team proposed a network of digital video displays in facility lobbies that would convey both local and company-wide information, unified under a consistent graphic look.

"We knew that to control the branding and messaging, we would have to manage the network from our graphics and video production unit," recalled Chuck Fickter, Marketing Information Manager for Joy Mining. "The only way to do that is with a powerful, easy-to-operate content management system."

The solution.

After a couple of "fits and starts," as Fickter described it, the Joy Mining team discovered the iCOMPEL™ digital signage appliance from Black Box. "Many of the units we looked at were complicated to use. Others didn't have all the functions we wanted," he stated. "But iCOMPEL is very easy to hook up, with software that's easy to learn."

"Almost all of our 55 facilities eventually received a digital display in their lobbies, all controlled by iCOMPEL devices," said Fickter. The screens show content such as product information, company news and the like. There is also a message center that can be controlled by the local office to post specific messages like on-time delivery statistics, or to welcome guests or customers.

An asset takes off.

Little did anyone know at that point how far the project would go. First, Joy Mining Machinery's engineering staff came to Fickter with an idea. "We were presented with the notion of using the digital screens to provide engineering metrics—performance data and the like. We saw the potential and immediately began rolling out the information to 19 screens around the network," said Fickter.

Next, the Human Resource Department approached Fickter. "They told us about how they are required to post job bids and awards in the company's union facilities. Normally, that requires a whole day or more of driving from one location to the next, just to post information on bulletin boards," Fickter recalled. "If we installed dedicated screens in employee-only areas, HR said we could instantly eliminate that step and save the company a ton of time and money."

Possibly the most innovative idea, however, came from Operational Excellence: use digital screens on the factory floor to display "Kanban" inventory information in real time. Kanban, a Just-in-Time manufacturing discipline, tells workers which parts are in inventory, which are in transit and in what bins particular parts are found. Traditionally, the Kanban system uses paper tickets to relay inventory information. By switching to digital displays, the company could eliminate paper and provide faster, more detailed updates.

Joy Mining has installed a number of Kanban displays at its Franklin, PA manufacturing plant with impressive results. Its next move is to link the Franklin facility to other Pennsylvania plants as well as its South African operations. The solution will instantly communicate manufacturing and inventory information about essential equipment parts, even around the world.

Productivity and morale improve.

"We discover new uses for digital displays almost every day," Fickter stated. "A recent employee survey, for example, indicated a desire for more awareness of what different Joy Mining facilities around the world are doing. That sparked the concept of 'Joy TV'—an in-house video channel that will produce and distribute 'Facility Focus' documentaries about various Joy Mining activities and people."

Fickter, as well as the marketing and production teams, are both excited and a bit surprised by the hugely positive and imaginative response to the introduction of the iCOMPEL powered digital display network. "Suddenly, what was once intended to be simply a coordinated display system for lobby guests has become a global, interconnected and highly strategic set of tools," he said. "We're continually impressed by the potential of our displays."


VAR
500
2010

Awards and accolades:

Black Box Recognized in Gartner Magic Quadrant
Black Box Network Services has been positioned by Gartner, Inc. in the Challengers quadrant of the Magic Quadrant for Communications Outsourcing and Professional Services North America (COPS Magic Quadrant) (Eric Goodness, June 30, 2010). The COPS Magic Quadrant examined 16 vendors of IT services for business communications systems in North America and is a guide for midsize and large multinational companies to evaluate vendors that deliver IT services in support of enterprise communications and connectivity.

Cisco Customer Satisfaction Excellence
Black Box was recognized with the Cisco Customer Satisfaction Excellence award, the highest distinction a partner can achieve within the Cisco Channel Partner Program. The assessment is based upon the customer satisfaction results captured in the Cisco Partner Access Online tool.

Honda 2010 Supplier of the Year
Black Box was recognized as the Supplier of the Year for Information Systems—Managed Services, which encompasses the management of servers, related hardware and various software and mobile devices. Black Box supports Honda's NEC® and Cisco® voice infrastructure as well as the integration of Cisco voice into Honda's data infrastructure.

Top 100 IT Integrator
Black Box was named to *VARBusiness* magazine's (now *CRN* magazine) 2010 VAR 500. For the ninth year in a row, Black Box appears on the list of the Top 100 IT solution providers.

Aspect Service Excellence Award
For the fourth year in a row, Black Box Network Services has been honored by Aspect for exceptional service performance. Black Box received the highest satisfaction ratings of any Aspect North American partner for resolving customer issues. Additionally, the award recognized Black Box for the quantity and quality of technical resources it devoted to Aspect unified communications applications for contact center and services offerings.

Black Box Named Top Partner by AVST
Black Box was named AVST's Top Partner in 2010. The award is based on U.S. sales, and is comprised of sales numbers from all of 2009 and the first six months of 2010.

Black Box Recognized by ShoreTel for Outstanding Customer Satisfaction
Black Box was recognized by ShoreTel for outstanding achievement in customer satisfaction for the reporting period from July 1, 2009 through June 30, 2010.

Black Box Named CRN Tech Innovator for iCOMPEL
Black Box won Everything Channel's CRN 2010 Tech Innovators Award for its iCOMPEL digital signage platform.

iCOMPEL Named TMC Solutions Product of the Year
For the second year in a row, Technology Marketing Corporation (TMC) named the Black Box® iCOMPEL™ digital signage appliance its Communications Solution Product of the Year.

Veri-NAC and Intelli-Pass Named Winners of 2011 Global Excellence Award
Info Security Products Guide, the industry's leading information security research and advisory guide, has named Veri-NAC™ and Intelli-Pass™ winners of 2011 Global Excellence Awards in the Data Leakage-Protection/Extrusion Prevention and Intrusion Detection/Prevention categories respectively.

Veri-NAC Named a 2010 Product Innovation
Network Products Guide (NPG), the industry's leading technology research and advisory guide, named Veri-NAC a 2010 Product Innovation in the Network Access Control category.

SpaceGAIN Cables and Panels win Reader Trust Award
Network Products Guide (NPG), the industry's leading technology research and advisory guide, named SpaceGAIN™ right-angle cables and angled patch panels a winner of the 2010 Best Products and Services Award.

Optinet Named a 2010 Product Innovation
Optinet™ was named a 2010 Product Innovation in the Internet Filtering category by *Network Products Guide (NPG)*, the industry's leading technology research and advisory guide.

Black Box Catalog wins *Multichannel Merchant* Silver Award
The 2010 *Black Box® Catalog* won a Silver award in the Computer and High-Tech Equipment category from *Multichannel Merchant* (MCM). This is the 16th consecutive year the catalog has been honored by MCM.

Selected Financial Data

The following tables set forth certain selected historical financial data for Black Box Corporation ("Black Box" or the "Company") for the periods indicated below (in thousands, except for per share amounts). This information should be read in conjunction with the Company's consolidated financial statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to the Consolidated Financial Statements included elsewhere in this Annual Report.

Fiscal	2011	2010	2009	2008	2007
Statements of Income					
Revenues					
Hotline products	$ 188,998	$ 180,296	$ 209,793	$ 235,314	$ 222,903
On-Site services	879,231	781,097	789,755	781,428	793,407
Total	1,068,229	961,393	999,548	1,016,742	1,016,310
Cost of sales					
Hotline products	101,733	93,636	108,561	122,011	113,780
On-Site services	609,386	532,376	533,807	528,111	528,541
Total	711,119	626,012	642,368	650,122	642,321
Gross profit	**357,110**	**335,381**	**357,180**	**366,620**	**373,989**
Selling, general & administrative expenses	253,896	257,136	266,387	275,309	290,355
Intangibles amortization	12,156	15,202	10,790	6,679	10,285
Operating income	**91,058**	**63,043**	**80,003**	**84,632**	**73,349**
Interest expense (income), net	5,430	8,882	10,279	21,298	18,407
Other expenses (income), net	348	(166)	561	(197)	42
Income before provision for income taxes	85,280	54,327	69,163	63,531	54,900
Provision for income taxes	32,418	19,824	23,854	24,298	19,291
Net income	**$ 52,862**	**$ 34,503**	**$ 45,309**	**$ 39,233**	**$ 35,609**
Basic earnings per share	$ 2.99	$ 1.97	$ 2.59	$ 2.23	$ 2.03
Diluted earnings per share	$ 2.97	$ 1.97	$ 2.59	$ 2.22	$ 2.00
Dividends declared per common share	$ 0.24	$ 0.24	$ 0.24	$ 0.24	$ 0.24
***Balance Sheet Data** (at end of period)*:					
Working Capital[1]	$ 164,595	$ 126,585	$ 130,209	$ 134,031	$ 117,059
Total assets	1,171,983	1,125,364	1,136,488	1,073,851	1,090,091
Long-term debt	181,127	210,873	249,260	195,904	238,194
Total debt	181,859	211,834	250,657	197,293	238,880
Stockholders' equity	766,259	689,994	647,299	640,274	599,696

(1) Working capital is computed as current assets minus current liabilities.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The discussion and analysis for the fiscal years ended March 31, 2011, 2010 and 2009 as set forth below in this Annual Report should be read in conjunction with the consolidated financial statements of Black Box, including the related notes. The Company's fiscal year ends on March 31. References to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All dollar amounts are presented in thousands except for per share amounts or unless otherwise noted.

The Company

Black Box is a leading dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communications systems. The Company's services offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communications systems. The Company's primary services offering is voice solutions ("Voice Services"); the Company also offers premise cabling and other data-related services ("Data Services") and products. The Company provides 24/7/365 technical support for all of its solutions which encompass all major voice and data product manufacturers as well as 118,000 network infrastructure products ("Hotline products") that it sells through its catalog and Internet Web site (such catalog and Internet Web site business, together with technical support for such business, being referred to as "Hotline Services") and its Voice Services and Data Services (collectively referred to as "On-Site services") offices. As of March 31, 2011, the Company had more than 3,000 professional technical experts in 196 offices serving more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

With respect to Voice Services, the Company's revenues are primarily generated from the sale and/or installation of new voice communication systems, the maintenance of voice communication systems and moves, adds and changes ("MAC work") as clients' employees change locations or as clients move or remodel their physical space. The Company's diverse portfolio of product offerings allows it to service the needs of its clients which it believes is a unique competitive advantage. With respect to the sale of new voice communication systems, most significant orders are subject to competitive bidding processes and, generally, competition can be significant for such new orders. The Company is continually bidding on new projects to replace projects that have been completed. New voice communication system orders often generate a maintenance agreement to maintain the voice communication system which generally ranges from 1–3 years for commercial clients and 3-5 years for government clients. Sales of new voice communication systems and, to a lesser extent, MAC work, is dependent upon general economic growth and the Company's clients' capital spending. On the other hand, revenues from maintenance contracts generally are not dependent on the economy as clients seek to extend the life of their existing equipment and delay capital spending on new voice communication systems. The Company also has government contracts which generate significant revenues and are not as dependent on the overall economic environment as commercial clients. Maintenance and MAC work revenues also are dependent upon the Company's history and relationship with its clients and its long track record of providing high-quality service.

Similarly, the Company's revenues for Data Services are generated from the installation or upgrade of data networks and MAC work. The installation of new data networks is largely dependent upon commercial employment and building occupancy rates. Installed data networks, however, may need to be upgraded in order to provide for larger, faster networks to accommodate the growing use of network technology. Additionally, Data Services projects can include MAC work, similar to Voice Services projects, which is dependent on economic factors that are the same as those factors discussed above in relation to the Voice Services business.

There is and has been a trend toward convergence of voice and data networks, in each of which the Company has technical expertise. Since the Company has technical expertise in both of these areas, the Company believes that this is a competitive advantage. Both the Voice Services and Data Services businesses generate backlog. At March 31, 2011, the Company's backlog, defined as expected revenue related to executed client purchase orders or contracts that are estimated to be complete within 180 days, was approximately $223,000 and relates primarily to Voice Services and Data Services.

The Company generates Hotline Services revenues from the sale of more than 118,000 products through its catalog, Internet Web site and the Company's On-Site services offices. The sale of these products is a highly fragmented and competitive business. The Company has been in this business for over 30 years and has developed a reputation for providing high quality products, free 24/7/365 technical support, comprehensive warranties and rapid order fulfillment. With an average order size of less than one thousand dollars, the Company's Hotline Services is less impacted by capital spending and more so on general IT spending. The Company's Hotline Services business provides additional distribution and support capabilities along with access to Black Box branded products to both the Data Services and Voice Services businesses which provides cost benefits.

The Company services a variety of clients within most major industries, with the highest concentration in government, business services, technology, retail, healthcare and manufacturing. Factors that impact those verticals, therefore, could have an impact on the Company. While the Company generates most of its revenues in North America, the Company also generates revenues from around the world, primarily Europe, such that factors that impact the European market could impact the Company.

Company management ("Management") strives to develop extensive and long-term relationships with high-quality clients as Management believes that satisfied clients will demand quality services and product offerings even in economic downturns.

Management is presented with and reviews revenues and operating income by geographical segment. In addition, revenues and gross profit information by service type are provided herein for purposes of further analysis.

The Company has completed several acquisitions from April 1, 2008 through March 31, 2011 that have had an impact on the Company's consolidated financial statements and, more specifically, North America Voice Services and North America Data Services for the periods under review. Fiscal 2011 acquisitions include LOGOS Communications Systems, Inc. ("Logos"). Fiscal 2010 acquisitions include (i) Quanta Systems, LLC ("Quanta") and (ii) CBS Technologies Corp. ("CBS"). Fiscal 2009 acquisitions include (i) UCI Communications LLC ("UCI"), (ii) Mutual Telecom Services Inc. ("MTS"), (iii) ACS Communications, Inc. ("ACS"), (iv) Network Communications Technologies, Inc. ("NCT") and (v) Scottel Voice & Data, Inc. ("Scottel"). The acquisitions noted above are collectively referred to as the "Acquired Companies." References to the Acquired Companies within our comparison of Fiscal 2011 and Fiscal 2010 are intended to describe the Acquired Companies from April 1, 2009 through March 31, 2011. References to the Acquired Companies within our comparison of Fiscal 2010 and Fiscal 2009 are intended to describe the Acquired Companies from April 1, 2008 through March 31, 2010. The results of operations of the Acquired Companies are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

The Company incurs certain expenses (*i.e.*, expenses incurred as a result of certain acquisitions) that it excludes when evaluating the continuing operations of the Company. The following table is included to provide a schedule of the past, current and an estimate of these future expenses based on information available to the Company as of March 31, 2011.

Fiscal	2009	2010	2011	2012	2013	Thereafter
Selling, general & administrative expenses						
Asset write-up depreciation expense on acquisitions	$ 1,888	$ 476	$ —	$ —	$ —	$ —
Intangibles amortization						
Amortization of intangible assets on acquisitions	10,671	15,150	12,111	12,090	11,127	69,092
Total	**$ 12,559**	**$ 15,626**	**$ 12,111**	**$ 12,090**	**$ 11,127**	**$ 69,092**

The following table is included to provide a schedule of an estimate of these expenses for Fiscal 2012 (by quarter) based on information available to the Company through March 31, 2011.

	1Q	2Q	3Q	4Q	FY
Selling, general & administrative expenses					
Asset write-up depreciation expense on acquisitions	$ —	$ —	$ —	$ —	$ —
Intangibles amortization					
Amortization of intangible assets on acquisitions	3,033	3,019	3,019	3,019	12,090
Total	**$ 3,033**	**$ 3,019**	**$ 3,019**	**$ 3,019**	**$ 12,090**

The following table provides information on Revenues and Operating income by reportable geographic segment (North America, Europe and All Other). The table below should be read in conjunction with the following discussions.

Fiscal	2011		2010		2009	
	$	*% of total revenue*	*$*	*% of total revenue*	*$*	*% of total revenue*
Revenues						
North America	$ 931,181	87.2%	$ 829,233	86.3%	$ 838,871	83.9%
Europe	100,221	9.4%	99,502	10.3%	121,839	12.2%
All Other	36,827	3.4%	32,658	3.4%	38,838	3.9%
Total	**$ 1,068,229**	**100%**	**$ 961,393**	**100%**	**$ 999,548**	**100%**
Operating income						
North America	$ 76,789		$ 47,623		$ 61,651	
% of North America revenues	8.2%		5.7%		7.3%	
Europe	$ 8,032		$ 10,148		$ 12,548	
% of Europe revenues	8.0%		10.2%		10.3%	
All Other	$ 6,237		$ 5,272		$ 5,804	
% of All Other revenues	16.9%		16.1%		14.9%	
Total	**$ 91,058**	**8.5%**	**$ 63,043**	**6.6%**	**$ 80,003**	**8.0%**

The following table provides information on Revenues and Gross profit by service type (Data Services, Voice Services and Hotline Services). The table below should be read in conjunction with the following discussions.

Fiscal	2011		2010		2009	
	$	*% of total revenue*	*$*	*% of total revenue*	*$*	*% of total revenue*
Revenues						
Data Services	$ 230,719	21.6%	$ 187,535	19.5%	$ 191,436	19.2%
Voice Services	648,512	60.7%	593,562	61.7%	598,319	59.8%
Hotline Services	188,998	17.7%	180,296	18.8%	209,793	21.0%
Total	**$ 1,068,229**	**100%**	**$ 961,393**	**100%**	**$ 999,548**	**100%**
Gross profit						
Data Services	$ 59,287		$ 51,048		$ 55,407	
% of Data Services revenues	25.7%		27.2%		28.9%	
Voice Services	$ 210,558		$ 197,673		$ 200,541	
% of Voice Services revenues	32.5%		33.3%		33.5%	
Hotline Services	$ 87,265		$ 86,660		$ 101,232	
% of Hotline Services revenues	46.2%		48.1%		48.3%	
Total	**$ 357,110**	**33.4%**	**$ 335,381**	**34.9%**	**$ 357,180**	**35.7%**

Fiscal 2011 Compared To Fiscal 2010

Total Revenues

Total revenues for Fiscal 2011 were $1,068,229, an increase of 11% compared to total revenues for Fiscal 2010 of $961,393. The Acquired Companies contributed incremental revenue of $36,365 and $11,561 for Fiscal 2011 and Fiscal 2010, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $5 in Fiscal 2011 relative to the U.S. dollar, total revenues would have increased 9% from $949,832 in Fiscal 2010 to $1,031,859 in Fiscal 2011 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2011 were $931,181, on increase of 12% compared to revenues for Fiscal 2010 of $829,233. The Acquired Companies contributed incremental revenue of $36,365 and $11,561 for Fiscal 2011 and Fiscal 2010, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $1,709 in Fiscal 2011 relative to the U.S. dollar, North American revenues would have increased 9% from $817,672 in Fiscal 2010 to $893,107 in Fiscal 2011. The Company believes that this increase is primarily due to increased activity for both end-user and indirect sales of Voice Services within the government (primarily federal and state) and retail revenue verticals, increased activity for both end-user and indirect sales of Data Services within the business services, financial services and technology revenue verticals and a general increase in activity for Hotline Services.

Europe

Revenues in Europe for Fiscal 2011 were $100,221, an increase of 1% compared to revenues for Fiscal 2010 of $99,502. Excluding the negative exchange rate impact of $3,725 in Fiscal 2011 relative to the U.S. dollar, Europe revenues would have increased 4% from $99,502 in Fiscal 2010 to $103,946 in Fiscal 2011. The Company believes this increase is primarily due to several large orders for Hotline Services within the business services revenue vertical. Revenues in Europe otherwise continue to be impacted by weak general economic conditions that affected client demand for Data Services and Hotline Services.

All Other

Revenues for All Other for Fiscal 2011 were $36,827, an increase of 13% compared to revenues for Fiscal 2010 of $32,658. Excluding the positive exchange rate impact of $2,021 in Fiscal 2011 relative to the U.S. dollar, All Other revenues would have increased 7% from $32,658 in Fiscal 2010 to $34,806 in Fiscal 2011.

Revenues by Service Type

Data Services

Revenues from Data Services for Fiscal 2011 were $230,719, an increase of 23% compared to revenues for Fiscal 2010 of $187,535. Excluding the positive exchange rate impact of $714 in Fiscal 2011 relative to the U.S. dollar for international Data Services, Data Service revenues would have increased 23% from $187,535 in Fiscal 2010 to $230,005 in Fiscal 2011. The Company believes that this increase is primarily due to increased activity for both end-user and indirect sales in North America within the business services, financial services and technology revenue verticals.

Voice Services

Revenues from Voice Services for Fiscal 2011 were $648,512, an increase of 9% compared to revenues for Fiscal 2010 of $593,562. The Acquired Companies contributed incremental revenue of $36,365 and $11,561 for Fiscal 2011 and Fiscal 2010, respectively. Excluding the effects of the acquisitions, Voice Services revenues would have increased 5% from $582,001 in Fiscal 2010 to $612,147 in Fiscal 2011. The Company believes that this increase is primarily due to increased activity in its indirect channel and within the government (primarily federal and state) and retail revenue verticals in its direct channel. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services

Revenues from Hotline Services for Fiscal 2011 were $188,998, an increase of 5% compared to revenues for Fiscal 2010 of $180,296. Excluding the negative exchange rate impact of $709 in Fiscal 2011 relative to the U.S. dollar for international Hotline Services, Hotline Service revenues would have increased 5% from $180,296 in Fiscal 2010 to $189,707 in Fiscal 2011. The Company believes this increase is primarily due to several large orders in Europe within the business services revenue vertical and a general increase in activity in North America and All Other.

Gross profit

Gross profit dollars for Fiscal 2011 were $357,110, an increase of 6% compared to gross profit dollars for Fiscal 2010 of $335,381. Gross profit as a percent of revenues for Fiscal 2011 was 33.4%, a decrease of 1.5% compared to gross profit as a percentage of revenues for Fiscal 2010 of 34.9%. The Company believes the percent decrease was due primarily to an increase in project-related work, which carries a lower margin than MAC work and maintenance work, for Voice Services, lower margin projects primarily due to several strategic investments and continued pricing pressures for Data Services and product mix for Hotline Services. The dollar increase is primarily due to the increase in revenues partially offset by the decrease in gross profit as a percentage of revenues.

Gross profit dollars for Data Services for Fiscal 2011 were $59,287, or 25.7% of revenues, compared to gross profit dollars for Fiscal 2010 of $51,048, or 27.2% of revenues. Gross profit dollars for Voice Services for Fiscal 2011 were $210,558, or 32.5% of revenues, compared to gross profit dollars for Fiscal 2010 of $197,673, or 33.3% of revenues. Gross profit dollars for Hotline Services for Fiscal 2011 were $87,265, or 46.2% of revenues, compared to gross profit dollars for Fiscal 2010 of $86,660, or 48.1% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2011 were $253,896, a decrease of 1% compared to Selling, general & administrative expenses for Fiscal 2010 of $257,136. Selling, general & administrative expenses as a percent of revenue for Fiscal 2011 were 23.8%, a decrease of 2.9% compared to Selling, general & administrative expenses as a percent of revenue for Fiscal 2010 of 26.7%. The Company incurred certain Selling, general & administrative expenses (*i.e.*, non-cash expenditures and other cash expenditures which do not recur on an annual basis) that Management excludes when evaluating the continuing operations of the Company. These items are historical stock option granting practices investigation and related matters costs of $0 and $4,829, the United States General Services Administration ("GSA") settlement of $0 and $2,860, non-cash stock-based compensation expense of $10,270 and $6,775, severance expenses of $1,857 and $4,557 and asset write-up depreciation expense on acquisitions of $0 and $476 for a total of $12,127 and $19,497, or 1.1% and 2.0% of revenues, for Fiscal 2011 and Fiscal 2010, respectively.

The increase in Selling, general & administrative expenses was primarily due to the increase in costs to support the total revenue growth discussed above. The decrease in Selling, general & administrative expenses as a percent of revenue over the prior year was primarily due to certain leveraging of the Company's cost structure as revenues continue to increase and efficiencies resulting from an ongoing evaluation of the Company's cost structure. The preceding provides explanations for the year-over-year change which excludes the items described above.

Intangibles amortization

Intangibles amortization for Fiscal 2011 was $12,156, a decrease of 20% compared to Intangible amortization for Fiscal 2010 of $15,202. The decrease was primarily attributable to the amortization run-out for certain intangible assets partially offset by the addition of intangible assets from acquisitions completed subsequent to the fourth quarter of Fiscal 2010.

Operating income

As a result of the foregoing, Operating income for Fiscal 2011 was $91,058, an increase of 44% compared to Operating income for Fiscal 2010 of $63,043 and Operating income as a percent of revenues for Fiscal 2011 was 8.5%, an increase of 1.9% compared to Operating income as a percent of revenues for Fiscal 2010 of 6.6%.

Interest expense (income), net

Net interest expense for Fiscal 2011 was $5,430, a decrease of 39% compared to net interest expense for Fiscal 2010 of $8,882. Net interest expense as a percent of revenues for Fiscal 2011 was 0.5%, a decrease of 0.4% compared to net interest expense as a percent of revenues for Fiscal 2010 of 0.9%. The Company's interest-rate swaps (as defined below) contributed gains of $2,968 and $65 for Fiscal 2011 and Fiscal 2010, respectively, due to the change in fair value.

This decrease in net interest expense is due to decreases in the weighted-average interest rate from 1.4% for Fiscal 2010 to 1.2% for Fiscal 2011 and in the weighted-average outstanding debt from $246,545 for Fiscal 2010 to $213,124 for Fiscal 2011. The preceding provides explanations for the year-over-year change which excludes the interest-rate swaps described above. The decrease in the weighted-average interest rate is due primarily to the overall decline in short-term interest rates.

Provision for income taxes

The tax provision for Fiscal 2011 was $32,418, an effective tax rate of 38.0%. This compares to the tax provision for Fiscal 2010 of $19,824, an effective tax rate of 36.5%. The tax rate for Fiscal 2011 was higher than Fiscal 2010 due to an increase in state income taxes and uncertain income tax positions (including interest and penalties) partially offset by foreign currency exchange effects on previously-taxed income.

Net income

As a result of the foregoing, Net income for Fiscal 2011 was $52,862, an increase of 53% compared to Net income for Fiscal 2010 of $34,503 and Net income as a percent of revenues for Fiscal 2011 was 4.9%, an increase of 1.3% compared to Net income as a percent of revenues for Fiscal 2010 of 3.6%.

Fiscal 2010 Compared To Fiscal 2009

Total Revenues

Total revenues for Fiscal 2010 were $961,393, a decrease of 4% compared to total revenues for Fiscal 2009 of $999,548. The Acquired Companies contributed incremental revenue of $161,707 and $75,862 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $930 in Fiscal 2010 relative to the U.S. dollar, total revenues would have decreased 13% from $923,686 in Fiscal 2009 to $800,616 in Fiscal 2010 for the reasons discussed below.

Revenues by Geography

North America

Revenues in North America for Fiscal 2010 were $829,233, a decrease of 1% compared to revenues for Fiscal 2009 of $838,871. The Acquired Companies contributed incremental revenue of $161,707 and $75,862 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions and the positive exchange rate impact of $635 in Fiscal 2010 relative to the U.S. dollar, North American revenues would have decreased 13% from $763,009 in Fiscal 2009 to $666,891 in Fiscal 2010. The Company believes that this decrease is primarily due to weaker general economic conditions that affected client demand across all services segments partially offset by an increase in client demand from its federal government clients.

Europe

Revenues in Europe for Fiscal 2010 were $99,502, a decrease of 18% compared to revenues for Fiscal 2009 of $121,839. Excluding the negative exchange rate impact of $2,863 in Fiscal 2010 relative to the U.S. dollar, Europe revenues would have decreased 16% from $121,839 in Fiscal 2009 to $102,365 in Fiscal 2010. The Company believes the decrease is primarily due to weaker general economic conditions that affected client demand for its Data Services and Hotline Services.

All Other

Revenues for All Other for Fiscal 2010 were $32,658, a decrease of 16% compared to revenues for Fiscal 2009 of $38,838. Excluding the positive exchange rate impact of $1,298 in Fiscal 2010 relative to the U.S. dollar, All Other revenues would have decreased 19% from $38,838 in Fiscal 2009 to $31,360 in Fiscal 2010.

Revenues by Service Type

Data Services

Revenues from Data Services for Fiscal 2010 were $187,535, a decrease of 2% compared to revenues for Fiscal 2009 of $191,436. The Acquired Companies contributed incremental revenue of $55,474 and $27,603 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions and the negative exchange rate impact of $1,216 in Fiscal 2010 relative to the U.S. dollar for international Data Services, Data Service revenues would have decreased 19% from $163,833 in Fiscal 2009 to $133,277 in Fiscal 2010. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these services.

Voice Services

Revenues from Voice Services for Fiscal 2010 were $593,562, a decrease of 1% compared to revenues for Fiscal 2009 of $598,319. The Acquired Companies contributed incremental revenue of $106,233 and $48,259 for Fiscal 2010 and Fiscal 2009, respectively. Excluding the effects of the acquisitions, Voice Services revenues would have decreased 11% from $550,060 in Fiscal 2009 to $487,329 in Fiscal 2010. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for its commercial clients partially offset by an increase in client demand from its federal government clients. There was no exchange rate impact on Voice Services revenues as all of the Company's Voice Services revenues are denominated in U.S. dollars.

Hotline Services

Revenues from Hotline Services for Fiscal 2010 were $180,296, a decrease of 14% compared to revenues for Fiscal 2009 of $209,793. Excluding the positive exchange rate impact of $286 in Fiscal 2010 relative to the U.S. dollar for international Hotline Services, Hotline Service revenues would have decreased 14% from $209,793 in Fiscal 2009 to $180,010 in Fiscal 2010. The Company believes this decrease is primarily due to weaker general economic conditions that affected client demand for these products and services.

Gross profit

Gross profit dollars for Fiscal 2010 were $335,381, a decrease of 6% compared to gross profit dollars for Fiscal 2009 of $357,180. Gross profit as a percent of revenues for Fiscal 2010 was 34.9%, a decrease of 0.8% compared to gross profit as a percentage of revenues for Fiscal 2009 of 35.7%. The Company believes the percent decrease was due primarily to the impact of lower margin projects and continued pricing pressures in its Data Services segment and product mix in its Hotline Services segment. The dollar decrease is primarily due to the decrease in revenues which is discussed above.

Gross profit dollars for Data Services for Fiscal 2010 were $51,048, or 27.2% of revenues, compared to gross profit dollars for Fiscal 2009 of $55,407, or 28.9% of revenues. Gross profit dollars for Voice Services for Fiscal 2010 were $197,673, or 33.3% of revenues, compared to gross profit dollars for Fiscal 2009 of $200,541, or 33.5% of revenues. Gross profit dollars for Hotline Services for Fiscal 2010 were $86,660, or 48.1% of revenues, compared to gross profit dollars for Fiscal 2009 of $101,232, or 48.3% of revenues. Please see the preceding paragraph for the analysis of gross profit variances by segment.

Selling, general & administrative expenses

Selling, general & administrative expenses for Fiscal 2010 were $257,136, a decrease of 3% compared to Selling, general & administrative expenses for Fiscal 2009 of $266,387. Selling, general & administrative expenses as a percent of revenue were 26.7% for Fiscal 2010 and Fiscal 2009. The Company incurred certain Selling, general & administrative expenses that Management excludes when evaluating the continuing operations of the Company. These items are historical stock option granting practices investigation and related matters costs of $4,829 and $1,359, the GSA settlement of $2,850 and $0, non-cash stock based compensation expense of $6,775 and $3,042, severance expenses of $4,557 and $8,643 and asset write-up depreciation expense on acquisitions of $476 and $1,888 for a total of $19,497 and $14,932, or 2.0% and 1.5% of revenues, for Fiscal 2010 and Fiscal 2009, respectively.

The decrease in Selling, general & administrative expense dollars over the prior year was primarily due to the Company's continued effort to right-size the organization and more properly align the expense structure with anticipated revenues and changing market demand for its solutions and services. The preceding provides explanations for the year-over-year change which excludes the items described above.

Intangibles amortization

Intangibles amortization for Fiscal 2010 was $15,202, an increase of 41% compared to Intangible amortization for Fiscal 2009 of $10,790. The increase was primarily attributable to the addition of intangible assets from acquisitions completed subsequent to the third quarter of Fiscal 2009 partially offset by the amortization run-out for certain intangible assets.

Operating income

As a result of the foregoing, Operating income for Fiscal 2010 was $63,043, a decrease of 21% compared to Operating income for Fiscal 2009 of $80,003 and Operating income as a percent of revenues for Fiscal 2010 was 6.6%, a decrease of 1.4% compared to Operating income as a percent of revenues for Fiscal 2009 of 8.0%.

Interest expense (income), net

Net interest expense for Fiscal 2010 was $8,882, a decrease of 14% compared to net interest expense for Fiscal 2009 of $10,279. Net interest expense as a percent of revenues for Fiscal 2010 was 0.9%, a decrease of 0.1% compared to net interest expense as a percent of revenues for Fiscal 2009 of 1.0%. The Company's interest-rate swaps contributed gains of $65 and $974 for Fiscal 2010 and Fiscal 2009, respectively, due to the change in fair value.

This decrease in net interest expense is due to a decrease in the weighted-average interest rate to 1.4% for Fiscal 2010 from 3.3% for Fiscal 2009 partially offset by an increase in the weighted-average outstanding debt to $246,545 for Fiscal 2010 from $237,991 for Fiscal 2009. The preceding provides explanations for the year-over-year change which excludes the interest-rate swaps described above. The decrease in the weighted-average interest rate is due primarily to the overall decline in short-term interest rates.

Provision for income taxes

The tax provision for Fiscal 2010 was $19,824, an effective tax rate of 36.5%. This compares to the tax provision for Fiscal 2009 of $23,854, an effective tax rate of 34.5%. The tax rate for Fiscal 2010 was higher than Fiscal 2009 primarily due to a reversal in the prior year of previously-recorded expense related to a potential disallowed deduction under Section 162(m) of the Internal Revenue Code of 1986, as amended, the current year reversal of valuation allowances for certain foreign net operating losses offset by the current year's increase to uncertain income tax positions and the impact of currency exchange on previously-taxed foreign income. The Company anticipates that its deferred tax asset is realizable in the foreseeable future.

Net income

As a result of the foregoing, Net income for Fiscal 2010 was $34,503, a decrease of 24% compared to Net income for Fiscal 2009 of $45,309 and Net income as a percent of revenues for Fiscal 2010 was 3.6%, a decrease of 0.9% compared to Net income as a percent of revenues for Fiscal 2009 of 4.5%.

Liquidity and Capital Resources

Cash Flows from Operating Activities

Net cash provided by operating activities during Fiscal 2011 was $54,865. Significant factors contributing to the source of cash were: net income of $52,862 inclusive of non-cash charges of $18,222, $10,270 and $7,806 for amortization / depreciation expense, stock compensation expense and deferred taxes, respectively, as well as increases in billings in excess of costs of $2,146 and accrued taxes of $2,292. Significant factors contributing to a use of cash were: increases in trade accounts receivable and costs in excess of billings of $10,393, and $17,537, respectively, as well as decreases in restructuring reserves of $3,458 and accrued expenses of $6,439. Changes in the above accounts are based on average Fiscal 2011 exchange rates.

Net cash provided by operating activities during Fiscal 2010 was $61,948. Significant factors contributing to the source of cash were: net income of $34,503 inclusive of non-cash charges of $22,923 and $6,775 for amortization / depreciation expense and stock compensation expense, respectively, as well as decreases in net inventory of $5,709 and net trade accounts receivable of $21,780 and increases in accrued taxes of $2,539 and accrued compensation and benefits of $2,426. Significant factors contributing to a use of cash were: decreases in trade accounts payable, billings in excess of costs and restructuring reserves of $13,902, $4,641 and $5,161, respectively, and an increase in costs in excess of billings of $12,815. Changes in the above accounts are based on average Fiscal 2010 exchange rates.

Net cash provided by operating activities during Fiscal 2009 was $71,566. Significant factors contributing to the source of cash were: Net income of $45,309 inclusive of non-cash charges of $20,722 for amortization / depreciation expense and $3,042 for stock compensation expense, as well as decreases in net inventory of $11,455, net trade accounts receivable of $26,279 and the deferred tax provision of $5,705 and increases in accrued compensation and benefits of $9,024. Significant factors contributing to a use of cash were: decreases in trade accounts payable, accrued expenses, restructuring reserves, billings in excess of costs, accrued taxes and deferred revenue of $8,385, $10,577, $2,264, $5,300, $8,049 and $2,429, respectively. Changes in the above accounts are based on average Fiscal 2009 exchange rates.

As of March 31, 2011, 2010 and 2009, the Company had Cash and cash equivalents of $31,212, $20,885 and $23,720, respectively, working capital of $164,595, $126,585 and $130,209, respectively, and a current ratio of 1.8, 1.6 and 1.6, respectively.

The Company believes that its cash provided by operating activities and availability under its credit facility will be sufficient to fund the Company's working capital requirements, capital expenditures, dividend program, potential stock repurchases, potential future acquisitions or strategic investments and other cash needs for the next 12 months.

Investing Activities

Net cash used by investing activities during Fiscal 2011 was $19,670. Significant factors contributing to a use of cash were: $5,149 for Capital expenditures, $12,811 to acquire Logos and a non-controlling interest in Genesis Networks Integration Services, LLC and $1,829 for holdbacks and contingent fee payments related to prior period acquisitions. *See* Note 10 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2010 was $21,121. Significant factors contributing to a use of cash were: $2,300 for Capital expenditures, $10,686 to acquire Quanta and CBS and $8,291 for holdbacks and contingent fee payments related to prior period acquisitions. *See* Note 10 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Net cash used by investing activities during Fiscal 2009 was $119,495. Significant factors contributing to a use of cash were: $2,178 for Capital expenditures and $117,184 to acquire UCI, MTS, ACS, NCT and Scottel. *See* Note 10 of the Notes to the Consolidated Financial Statements for additional details regarding these acquisitions.

Financing Activities

Net cash used by financing activities during Fiscal 2011 was $26,462. Significant factors contributing to a use of cash were:$30,284 of net payments on long-term debt and $4,232 for the payment of dividends. A significant factor contributing to the source of cash was $9,239 of proceeds from the exercise of stock options.

Net cash used by financing activities during Fiscal 2010 was $43,263. Significant factors contributing to the cash outflow were: $39,053 of net payments on long-term debt and $4,210 for the payment of dividends.

Net cash provided by financing activities during Fiscal 2009 was $47,311. Significant factors contributing to the cash inflow were: $51,097 of net borrowings on long-term debt partially offset by $4,206 for the payment of dividends.

Total Debt

Revolving Credit Agreement—On January 30, 2008, the Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 with Citizens Bank of Pennsylvania, as agent, and a group of lenders and, on October 8, 2010, the Company entered into the First Amendment to Credit Agreement primarily to permit the Company to make certain joint venture investments (as amended, the "Credit Agreement"). The Credit Agreement expires on January 30, 2013. Borrowings under the Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest Taxes Depreciation and Amortization ["EBITDA"]). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2011, the Company was in compliance with all financial covenants under the Credit Agreement.

As of March 31, 2011, the Company had total debt outstanding of $181,859. Total debt was comprised of $180,646 outstanding under the Credit Agreement and $1,213 of obligations under capital leases and various other third-party, non-employee loans. The maximum amount of debt outstanding under the Credit Agreement, the weighted-average balance outstanding under the Credit Agreement and the weighted-average interest rate on all outstanding debt for Fiscal 2011 was $237,255, $213,124 and 1.2%, respectively, compared to $261,750, $246,545 and 1.4%, and $277,735, $237,991 and 3.3%, for Fiscal 2010 and Fiscal 2009, respectively.

As of March 31, 2011, the Company had $4,478 outstanding in letters of credit and $164,876 in unused commitments under the Credit Agreement.

Dividends

Fiscal 2011 — During Fiscal 2011, the Company's Board of Directors (the "Board") declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2011) per share on all outstanding shares of common stock, par value $.001 per share (the "common stock") at the close of business on July 2, 2010, October 1, 2010, December 31, 2010 and March 31, 2011. The dividends totaled $4,254 (including $1,075 for the fourth quarter of Fiscal 2011) and were paid on July 19, 2010, October 15, 2010, January 14, 2011 and April 13, 2011.

Fiscal 2010—During Fiscal 2010, the Board declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2010) per share on all outstanding shares of the common stock at the close of business on June 26, 2009, September 25, 2009, December 24, 2009 and March 31, 2010. The dividends totaled $4,211 (including $1,053 for the fourth quarter of Fiscal 2010) and were paid on July 10, 2009, October 9, 2009, January 8, 2010 and April 13, 2010.

Fiscal 2009—During Fiscal 2009, the Board declared quarterly cash dividends of $0.06 ($0.24 for Fiscal 2009) per share on all outstanding shares of the common stock at the close of business on June 30, 2008, September 26, 2008, December 26, 2008 and March 31, 2009. The dividends totaled $4,207 (including $1,052 for the fourth quarter of Fiscal 2009) and were paid on July 14, 2008, October 14, 2008, January 9, 2009 and April 15, 2009.

While the Company expects to continue to declare quarterly dividends, the payment of future dividends is at the discretion of the Board and the timing and amount of any future dividends will depend upon earnings, cash requirements and financial condition of the Company. Under the Credit Agreement, the Company is permitted to make any distribution or dividend as long as no Event of Default or Potential Default (each as defined in the Credit Agreement) occurs or is continuing.

Repurchase of Common Stock

Fiscal 2011—During Fiscal 2011, the Company repurchased 16,572 shares of common stock for an aggregate purchase price of $486, or an average purchase price per share of $29.31. These repurchases primarily resulted from the withholding of shares for tax payments upon the vesting in May 2010 of certain restricted stock units granted under the Company's 2008 Long-Term Incentive Plan.

Fiscal 2010 —There were no repurchases during Fiscal 2010.

Fiscal 2009 — There were no repurchases during Fiscal 2009.

Since the inception of the repurchase program in April 1999 through March 31, 2011, the Company has repurchased 7,626,279 shares of common stock for an aggregate purchase price of $323,098, or an average purchase price per share of $42.37. These shares do not include the treasury shares withheld for tax payments resulting from the vesting in May 2010 of certain restricted stock units. As of March 31, 2011, 873,721 shares were available under repurchase programs approved by the Board. Additional repurchases of common stock may occur from time to time depending upon factors such as the Company's cash flows and general market conditions. While the Company expects to continue to repurchase shares of common stock for the foreseeable future, there can be no assurance as to the timing or amount of such repurchases. Under the Credit Agreement, the Company is permitted to repurchase its common stock as long as no Event of Default or Potential Default (each as defined in the Credit Agreement) occurs or is continuing, the leverage ratio (after taking into consideration the payment made to repurchase such common stock) would not exceed 2.75 to 1.0 and the availability to borrow under the credit facility would not be less than $20 million.

Contractual Obligations

The Company has various contractual obligations and commitments to make future payments including debt agreements, operating and capital lease obligations and discounted lease rental commitments.

The following table summarizes significant contractual obligations and commitments of the Company as of March 31, 2011. Except as set forth in the following table, the Company does not have any material long-term purchase obligations or other long-term liabilities that are reflected on its balance sheet as of March 31, 2011:

	Payments Due by Period[1]				
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Long-term debt obligations	$ —	$ 180,646	$ —	$ —	$ 180,646
Interest expense on long-term debt	1,978	1,647	—	—	3,625
Capital lease obligations	732	464	17	—	1,213
Operating lease obligations	13,963	12,690	5,178	1,588	33,419
Total contractual obligations	$ 16,673	$ 195,447	$ 5,195	$ 1,588	$ 218,903

[1]Not included in the above table are potential cash obligations of $11,914 associated with an unfunded pension liability due to the high degree of uncertainty regarding the timing of future cash outflows associated with such obligation.

The estimated interest expense payments on long-term debt reflected in the table above are based on both the amount outstanding under the credit facility and the weighted-average interest rate in effect as of March 31, 2011.

As of March 31, 2011, the Company had commercial commitments of $4,478, which are generally due within the next twelve (12) months.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, other than those disclosed above, that are material to investors.

Inflation

The overall effects of inflation on the Company have been nominal. Although long-term inflation rates are difficult to predict, the Company continues to strive to minimize the effect of inflation through improved productivity and cost reduction programs as well as price adjustments within the constraints of market competition.

Legal Proceedings

Please see the matters discussed in Note 15 of the Notes to the Consolidated Financial Statements, which information is incorporated herein by reference.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that may affect the reported financial condition and results of operations should actual results differ. The Company bases its estimates and assumptions on the best available information and believes them to be reasonable for the circumstances. The Company's significant accounting policies are described in Note 2 of the Notes to the Consolidated Financial Statements. The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity.

Allowance for doubtful accounts receivable

The Company records an allowance for doubtful accounts receivable as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. If the estimate of uncollectible accounts receivable should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the allowance for doubtful accounts.

Inventories

The Company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. If actual market conditions are less favorable than those projected by Management at some future date, the results of operations for the period could be materially affected by any necessary correction to the inventory reserve.

Deferred Income Taxes

The Company records deferred income tax assets and liabilities in its Consolidated Balance Sheets related to events that impact the Company's financial statements and tax returns in different periods. Deferred tax asset and liability balances are computed by identifying differences between the book basis and tax basis of assets and liabilities ("temporary differences") which are multiplied by the current tax rate. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized. If the Company's estimate of the realizable deferred tax assets should prove inaccurate at some future date, the results of operations for the period could be materially affected by any necessary correction to the deferred tax asset allowance.

Goodwill

The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach.

The Company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2011 using data as of October 2, 2010. The following table reconciles the carrying value of goodwill, as of October 2, 2010, for the Company's reportable segments as reported in its consolidated financial statements, to the carrying value of goodwill by reporting unit which is used for the annual goodwill impairment assessment:

	North America	Europe	All Others	Total
Goodwill (as reported in financial statements)	$ 571,673	$ 70,515	$ 2,228	$ 644,416
Adjustment[1]	(30,370)	27,333	3,037	—
Goodwill (for annual impairment assessment)[2]	$ 541,303	$ 97,848	$ 5,265	$ 644,416

[1]This adjustment represents goodwill associated with foreign acquisitions that remains in North America for financial statement reporting.

[2]Goodwill (for annual impairment assessment) represents the amount of goodwill that is "at risk" by reporting unit.

The results of the Company's annual goodwill impairment assessment conducted during the third quarter of Fiscal 2011 indicate that goodwill is not impaired in any of the Company's reporting units. The following table summarizes the estimated fair value of the reporting unit, the net book value of the reporting unit and the surplus of the estimated fair value of the reporting unit over the net book value of the reporting unit as of October 2, 2010:

	North America	Europe	All Others	Total
Estimated fair value of the reporting unit	$ 716,924	$ 126,140	$ 62,601	$ 905,665
Net book value of the reporting unit	584,718	116,108	24,754	725,580
Surplus	$ 132,206	$ 10,032	$ 37,847	$ 180,085

To illustrate the sensitivity of the discounted future cash flows, an instantaneous 100 basis point increase in the weighted-average cost of capital, which, holding all other assumptions constant, would be material to the estimated fair value of the reporting unit, would produce a decrease in the fair value of the reporting units by $110,030, $13,810 and $5,461 for North America, Europe and All Others, respectively.

Since October 2, 2010, the Company's stock market capitalization has generally been lower than its net book value. Each of the Company's reporting units continues to operate profitably and generate significant cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2012 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover the difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or an impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company's overall business, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's reporting segments. Management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. This contemplated change in reporting segments may affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Any such change could result in an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

Long-Lived Assets other than Goodwill

The Company reviews long-lived assets including property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of long-lived assets have been identified during any of the periods presented.

Loss Contingencies

The Company incurs contingencies as a normal part of its business operations, such as future warranty obligations and potential liabilities relating to legal or regulatory matters. The Company accrues for contingent obligations when a loss is probable and the amount can be reasonably estimated.

Revenue Recognition

Within the Company's Hotline Services service segment, revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services service segments, revenues are recognized from maintenance service contracts, MAC work and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Impact of Recently Issued Accounting Pronouncements

There have been no accounting pronouncements adopted during Fiscal 2011, Fiscal 2010 or Fiscal 2009 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's consolidated financial statements.

Cautionary Forward Looking Statements

When included in this Annual Report or in documents incorporated herein by reference, the words "should," "expects," "intends," "anticipates," "believes," "estimates," "approximates," "targets," "plans" and analogous expressions are intended to identify forward-looking statements. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. Although it is not possible to predict or identify all risk factors, such risks and uncertainties may include, among others, levels of business activity and operating expenses, expenses relating to corporate compliance requirements, cash flows, global economic and business conditions, successful integration of acquisitions, the timing and costs of restructuring programs, successful marketing of DVH services, successful implementation of the Company's M&A program including identifying appropriate targets, consummating transactions and successfully integrating the businesses, successful implementation of the Company's government contracting programs, competition, changes in foreign, political and economic conditions, fluctuating foreign currencies compared to the U.S. dollar, rapid changes in technologies, client preferences, the Company's arrangements with suppliers of voice equipment and technology and various other matters, many of which are beyond the Company's control. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this Annual Report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or any changes in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risks in the ordinary course of business that include interest-rate volatility and foreign currency exchange rates volatility. Market risk is measured as the potential negative impact on earnings, cash flows or fair values resulting from a hypothetical change in interest rates or foreign currency exchange rates over the next year. The Company does not hold or issue any other financial derivative instruments (other than those specifically noted below) nor does it engage in speculative trading of financial derivatives.

Interest-rate Risk

The Company's primary interest-rate risk relates to its long-term debt obligations. As of March 31, 2011, the Company had total long-term obligations of $180,646 under the Credit Agreement. Of the outstanding debt, $150,000 was in variable rate debt that was effectively converted to a fixed rate through multiple interest-rate swap agreements (discussed in more detail below) and $30,646 was in variable rate obligations. As of March 31, 2011, an instantaneous 100 basis point increase in the interest rate of the variable rate debt would reduce the Company's net income in the subsequent fiscal year by $302 ($187 net of tax) assuming the Company employed no intervention strategies.

To mitigate the risk of interest-rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest-rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest-rate volatility. The Company's goal is to manage interest-rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates.

On July 26, 2006, the Company entered into a five-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 5.44% fixed rate, has a notional value of $100,000 (which reduced to $50,000 as of June 26, 2009) and does not qualify for hedge accounting. On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 2.28% fixed rate, has a notional value of $100,000 reducing to $50,000 after two (2) years and does not qualify for hedge accounting. Changes in the fair market value of the interest-rate swap are recorded as an asset or liability within the Company's Consolidated Balance Sheets and Interest expense (income) within the Company's Consolidated Statements of Income.

Foreign Exchange Rate Risk

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated Other Comprehensive Income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

As of March 31, 2011, the Company had open foreign currency contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen. The open contracts have contract rates ranging from 1.00 to 1.15 Australian dollar, 0.98 to 1.03 Canadian dollar, 5.48 to 5.78 Danish krone, 0.70 to 0.82 Euro, 12.18 to 12.18 Mexican peso, 5.57 to 6.18 Norwegian kroner, 0.62 to 0.64 British pound sterling, 6.46 to 7.15 Swedish krona, 0.90 to 1.01 Swiss franc and 93.10 to 93.10 Japanese yen, all per U.S. dollar. The total open contracts had a notional amount of $40,589 and will expire within ten (10) months.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited the accompanying consolidated balance sheets of Black Box Corporation as of March 31, 2011 and 2010 and the related consolidated statements of income, consolidated statements of changes in stockholders' equity and comprehensive income, and consolidated statements of cash flows for each of the three years in the period ended March 31, 2011. In connection with our audits of the financial statements, we have also audited Schedule II–Valuation and Qualifying Accounts. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Black Box Corporation at March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Black Box Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 27, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

BDO USA, LLP

Chicago, Illinois
May 27, 2011

Consolidated Statements of Income

In thousands, except per share amounts

Year Ended March 31,	2011	2010	2009
Revenues			
Hotline products	$ 188,998	$ 180,296	$ 209,793
On-Site services	879,231	781,097	789,755
Total	1,068,229	961,393	999,548
Cost of sales[1]			
Hotline products	101,733	93,636	108,561
On-Site services	609,386	532,376	533,807
Total	711,119	626,012	642,368
Gross profit	**357,110**	**335,381**	**357,180**
Selling, general & administrative expenses	253,896	257,136	266,387
Intangibles amortization	12,156	15,202	10,790
Operating income	**91,058**	**63,043**	**80,003**
Interest expense (income), net	5,430	8,882	10,279
Other expenses (income), net	348	(166)	561
Income before provision for income taxes	85,280	54,327	69,163
Provision for income taxes	32,418	19,824	23,854
Net income	**$ 52,862**	**$ 34,503**	**$ 45,309**
Earnings per common share			
Basic	$ 2.99	$ 1.97	$ 2.59
Diluted	$ 2.97	$ 1.97	$ 2.59
Weighted-average common shares outstanding			
Basic	17,680	17,546	17,527
Diluted	17,795	17,546	17,527
Dividends per share	$ 0.24	$ 0.24	$ 0.24

[1] Exclusive of depreciation and intangibles amortization.

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

In thousands, except par value

Year Ended March 31,	2011	2010
Assets		
Cash and cash equivalents	$ 31,212	$ 20,885
Accounts receivable, net of allowance for doubtful accounts of $7,121 and $9,505	156,682	141,211
Inventories, net	52,014	51,507
Costs/estimated earnings in excess of billings on uncompleted contracts	103,853	86,086
Other assets	27,483	28,090
Total current assets	**371,244**	**327,779**
Property, plant and equipment, net	23,427	23,568
Goodwill	650,024	641,965
Intangibles:		
Customer relationships, net	91,066	93,619
Other intangibles, net	29,067	30,374
Other assets	7,155	8,059
Total assets	**$ 1,171,983**	**$ 1,125,364**
Liabilities		
Accounts payable	$ 71,463	$ 66,934
Accrued compensation and benefits	35,329	33,260
Deferred revenue	36,043	34,876
Billings in excess of costs/estimated earnings on uncompleted contracts	17,462	14,839
Income taxes	11,957	9,487
Other liabilities	34,395	41,798
Total current liabilities	**206,649**	**201,194**
Long-term debt	181,127	210,873
Other liabilities	17,948	23,303
Total liabilities	**405,724**	**435,370**
Stockholders' equity		
Preferred stock authorized 5,000, par value $1.00, none issued	—	—
Common stock authorized 100,000, par value $.001, 17,918 and 17,548 shares outstanding	26	25
Additional paid-in capital	470,367	451,778
Retained earnings	599,923	551,315
Accumulated other comprehensive income	19,523	9,971
Treasury stock, at cost 7,643 and 7,626 shares	(323,580)	(323,095)
Total stockholders' equity	**766,259**	**689,994**
Total liabilities and stockholders' equity	**$ 1,171,983**	**$ 1,125,364**

See Notes to the Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

	Common Stock				Accumulated Other Comprehensive Income				
In thousands	Shares	($.001 par)	Additional Paid-in Capital	Treasury Stock	Foreign Currency Translation	Derivative Instruments	Defined Benefit Pension	Retained Earnings	Total
Balance at March 31, 2008	25,142	$ 25	$ 443,380	$(323,095)	$ 40,583	$ (66)	$ (474)	$ 479,921	$ 640,274
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	45,309	45,309
Foreign currency translation adjustment	—	—	—	—	(34,208)	—	—	—	(34,208)
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(2,394)	—	(2,394)
Amounts reclassified into results of operations	—	—	—	—	—	—	—	—	—
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	470	—	—	470
Amounts reclassified into results of operations	—	—	—	—	—	(339)	—	—	(339)
Comprehensive income:									8,838
Stock compensation expense	—	—	3,042	—	—	—	—	—	3,042
Dividends declared	—	—	—	—	—	—	—	(4,207)	(4,207)
Issuance of common stock (net of tax)	17	—	545	—	—	—	—	—	545
Tax impact from stock options	—	—	(1,193)	—	—	—	—	—	(1,193)
Balance at March 31, 2009	25,159	$ 25	$ 445,774	$ (323,095)	$6,375	$ 65	$ (2,868)	$521,023	$ 647,299
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	34,503	34,503
Foreign currency translation adjustment	—	—	—	—	6,923	—	—	—	6,923
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(284)	—	(284)
Amounts reclassified into results of operations	—	—	—	—	—	—	145	—	145
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(646)	—	—	(646)
Amounts reclassified into results of operations	—	—	—	—	—	261	—	—	261
Comprehensive income:									40,902
Stock compensation expense	—	—	6,775	—	—	—	—	—	6,775
Dividends declared	—	—	—	—	—	—	—	(4,211)	(4,211)
Issuance of common stock (net of tax)	15	—	—	—	—	—	—	—	—
Tax impact from stock options	—	—	(771)	—	—	—	—	—	(771)
Balance at March 31, 2010	25,174	$ 25	$ 451,778	$ (323,095)	$13,298	$ (320)	$ (3,007)	$ 551,315	$ 689,994
Comprehensive income (loss):									
Net income	—	—	—	—	—	—	—	52,862	52,862
Foreign currency translation adjustment	—	—	—	—	10,616	—	—	—	10,616
Pension:									
Unrealized gain (loss)	—	—	—	—	—	—	(1,360)	—	(1,360)
Amounts reclassified into results of operations	—	—	—	—	—	—	140	—	140
Derivative Instruments:									
Net change in fair value of cash flow hedging instruments (net of tax)	—	—	—	—	—	(291)	—	—	(291)
Amounts reclassified into results of operations	—	—	—	—	—	447	—	—	447
Comprehensive income:									62,414
Stock compensation expense	—	—	10,270	—	—	—	—	—	10,270
Dividends declared	—	—	—	—	—	—	—	(4,254)	(4,254)
Issuance of common stock (net of tax)	387	1	9,239	—	—	—	—	—	9,240
Repurchases of common stock	—	—	—	(485)	—	—	—	—	(485)
Tax impact from equity awards	—	—	(920)	—	—	—	—	—	(920)
Balance at March 31, 2011	25,561	$ 26	$ 470,367	$ (323,580)	$23,914	$ (164)	$ (4,227)	$ 599,923	$ 766,259

See Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

In thousands

Year ended March 31,	2011	2010	2009
Operating Activities			
Net income	$ 52,862	$ 34,503	$ 45,309
Adjustments to reconcile net income to net cash provided by (used for) operating activities:			
Intangibles amortization and depreciation	18,222	22,923	20,722
Loss (gain) on sale of property	(71)	13	(65)
Deferred taxes	7,806	(123)	4,512
Tax impact from equity awards	920	771	1,193
Stock compensation expense	10,270	6,775	3,042
Change in fair value of interest-rate swaps	(2,968)	(65)	(974)
Changes in operating assets and liabilities (net of acquisitions):			
Accounts receivable, net	(10,393)	21,780	26,279
Inventories, net	459	5,709	11,455
Costs/estimated earnings in excess of billings on uncompleted contracts	(17,537)	(12,815)	(652)
All other assets	(1,738)	4,024	(11,281)
Billings in excess of costs/estimated earnings on uncompleted contracts	2,146	(4,641)	(5,300)
All other liabilities	(5,113)	(16,906)	(22,674)
Net cash provided by (used for) operating activities	**$ 54,865**	**$ 61,948**	**$ 71,566**
Investing Activities			
Capital expenditures	$ (5,149)	$ (2,300)	$ (2,178)
Capital disposals	119	156	288
Acquisition of businesses (payments)/recoveries	(12,811)	(10,686)	(117,184)
Prior merger-related (payments)/recoveries	(1,829)	(8,291)	(421)
Net cash provided by (used for) investing activities	**$ (19,670)**	**$ (21,121)**	**$ (119,495)**
Financing Activities			
Proceeds from borrowings	$ 238,950	$ 169,335	$ 308,567
Repayment of borrowings	(269,234)	(208,388)	(257,470)
Deferred financing costs	(700)	—	(125)
Purchase of treasury stock	(485)	—	—
Proceeds from the exercise of stock options	9,239	—	545
Payment of dividends	(4,232)	(4,210)	(4,206)
Net cash provided by (used for) financing activities	**$ (26,462)**	**$ (43,263)**	**$ 47,311**
Foreign currency exchange impact on cash	$ 1,594	$ (399)	$ (2,314)
Increase/(decrease) in cash and cash equivalents	**$ 10,327**	**$ (2,835)**	**$ (2,932)**
Cash and cash equivalents at beginning of period	$ 20,885	$ 23,720	$ 26,652
Cash and cash equivalents at end of period	**$ 31,212**	**$ 20,885**	**$ 23,720**
Supplemental Cash Flow:			
Cash paid for interest	$ 8,557	$ 9,285	$ 11,656
Cash paid for income taxes	21,513	16,703	26,539
Non-cash financing activities:			
Dividends payable	1,075	1,053	1,052
Capital leases	143	132	994

See Notes to the Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1: Business and Basis of Presentation

Business

Black Box Corporation ("Black Box," "we," the "Company" or "our") is a leading dedicated network infrastructure services provider. Black Box offers one-source network infrastructure services for communications systems. The Company's services offerings include design, installation, integration, monitoring and maintenance of voice, data and integrated communications systems. The Company's primary services offering is voice solutions ("Voice Services"); the Company also offers premise cabling and other data-related services ("Data Services") and products. The Company provides 24/7/365 technical support for all of its solutions which encompass all major voice and data product manufacturers as well as 118,000 network infrastructure products ("Hotline products") that it sells through its catalog and Internet Web site (such catalog and Internet Web site business, together with technical support for such business, being referred to as "Hotline Services") and its Voice Services and Data Services (collectively referred to as "On-Site services") offices. As of March 31, 2011, the Company had more than 3,000 professional technical experts in 196 offices serving more than 175,000 clients in 141 countries throughout the world. Founded in 1976, Black Box, a Delaware corporation, operates subsidiaries on five continents and is headquartered near Pittsburgh in Lawrence, Pennsylvania.

Basis of Presentation

References herein to "Fiscal Year" or "Fiscal" mean the Company's fiscal year ended March 31 for the year referenced. All references to dollar amounts herein are presented in thousands, except per share amounts, unless otherwise noted.

The consolidated financial statements include the accounts of the parent company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain items in the consolidated financial statements of prior years have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management ("Management") to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Significant Accounting Policies

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Allowance for doubtful accounts receivable

An allowance for doubtful accounts is recorded as an offset to accounts receivable in order to present a net balance the Company believes will be collected. This allowance is based on both recent trends of certain accounts receivable ("specific reserve") estimated to be a greater credit risk as well as general trends of the entire accounts receivable pool ("general reserve"). The Company computes a specific reserve by identifying specifically at-risk accounts receivable and applying historic reserve factors to the outstanding balance. The Company computes a general reserve by reviewing the accounts receivable aging and applying reserve factors based upon the age of the account receivable. Additions to the allowance for doubtful accounts are charged to Selling, general & administrative expense within the Company's Consolidated Statement of Income, and deductions from the allowance are recorded when specific accounts receivable are written off as uncollectible.

Inventories

Inventories are valued at the lower of cost or market. The Company uses the first-in, first-out average cost method to value the majority of its inventory. However, several locations within the Company use other valuation methods, including first-in, first-out ("FIFO") and actual current costs. The Company records an estimate for slow moving and obsolete inventory ("inventory reserve") based upon product knowledge, physical inventory observation, future demand, market conditions and an aging analysis of the inventory on hand. Upon a subsequent sale or disposal of the impaired inventory, the corresponding reserve is relieved to ensure the cost basis of the inventory reflects any reductions.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments, which substantially extend the useful life of the property, are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

Depreciation is computed using the straight-line method based on the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 5 years for equipment and computer hardware and software. Leasehold improvements are depreciated over their lease terms, or useful lives, if shorter. The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairment of property, plant and equipment has been identified during any of the periods presented.

Goodwill

Goodwill is the excess of purchase price over the value of net assets acquired in acquisitions. The Company conducts its annual goodwill impairment assessment during the third quarter of its fiscal year, using data as of the end of the second quarter of its fiscal year. Goodwill is tested using a two-step process. The first step of the goodwill impairment assessment, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill ("net book value"). If the fair value of a reporting unit exceeds its net book value, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If net book value of a reporting unit exceeds its fair value, the second step of the goodwill impairment test will be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment assessment, used to measure the amount of impairment loss, if any, compares the implied fair value of reporting unit goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination, with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

In the first step of the goodwill impairment assessment, the Company uses an income approach to derive a present value of the reporting unit's projected future annual cash flows and the present residual value of the reporting unit. The Company uses the income approach because it believes that the discounted future cash flows provide greater detail and opportunity to reflect facts, circumstances and economic conditions for each reporting unit. In addition, the Company believes that this valuation approach is a proven valuation technique and methodology for its industry and is widely accepted by investors. The Company uses a variety of underlying assumptions to estimate these future cash flows, which vary for each of the reporting units and include (i) future revenue growth rates, (ii) future operating profitability, (iii) the weighted-average cost of capital and (iv) a terminal growth rate. If the Company's estimates and assumptions used in the discounted future cash flows should change at some future date, the Company could incur an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

In addition to estimating fair value of the Company's reporting units using the income approach, the Company also estimates fair value using a market-based approach which relies on values based on market multiples derived from comparable public companies. The Company uses the estimated fair value of the reporting units under the market approach to validate the estimated fair value of the reporting units under the income approach. *See* Note 5 for additional reference.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of 3 to 5 years for non-compete agreements, one year for backlog and 4 to 20 years for customer relationships. Indefinite-lived intangible assets not subject to amortization consist solely of the Company's trademark portfolio and are reviewed for impairment annually. The Company reviews definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows (undiscounted) expected to result from the use and eventual disposition of an asset is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset. No impairments of intangible assets have been identified during any of the periods presented.

Derivative Instruments and Hedging Activities

Foreign Currency Contracts

The Company has operations, clients and suppliers worldwide, thereby exposing the Company's financial results to foreign currency fluctuations. In an effort to reduce this risk of foreign currency fluctuations, the Company generally sells and purchases inventory based on prices denominated in U.S. dollars. Intercompany sales to subsidiaries are generally denominated in the subsidiaries' local currency. The Company has entered and will continue in the future, on a selective basis, to enter into foreign currency contracts to reduce the foreign currency exposure related to certain intercompany transactions, primarily trade receivables and loans. All of the foreign currency contracts are recognized on the consolidated balance sheet at fair value and have been designated and qualify as cash flow hedges. The effective portion of any changes in the fair value of the derivative instruments is recorded in Accumulated other comprehensive income ("AOCI") until the hedged forecasted transaction occurs or the recognized currency transaction affects earnings. Once the forecasted transaction occurs or the recognized currency transaction affects earnings, the effective portion of any related gains or losses on the cash flow hedge is reclassified from AOCI to the Company's Consolidated Statements of Income. In the event it becomes probable that the hedged forecasted transaction will not occur, the ineffective portion of any gain or loss on the related cash flow hedge would be reclassified from AOCI to the Company's Consolidated Statements of Income.

Interest-rate Swap

To mitigate the risk of interest rate fluctuations associated with the Company's variable rate long-term debt, the Company has implemented an interest rate risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings caused by interest rate volatility. The Company's goal is to manage interest rate sensitivity by modifying the re-pricing characteristics of certain balance sheet liabilities so that the net-interest margin is not, on a material basis, adversely affected by the movements in interest rates. The Company's interest-rate swap is recognized on the consolidated balance sheets at fair value. It does not meet the requirements for hedge accounting and is marked to market through Interest expense (income) within the Company's Consolidated Statement of Income.

Foreign Currency Translation

The financial statements of the Company's foreign subsidiaries, except those subsidiaries in Brazil and Mexico, are recorded in the local currency, which is the functional currency. Foreign currency assets and liabilities are translated into U.S. dollars at the rate of exchange existing at the year-end date. Revenues and expenses are translated at the average monthly exchange rates. Adjustments resulting from these translations are recorded in AOCI within the Company's Consolidated Balance Sheets and will be included in income upon sale or liquidation of the foreign investment. Gains and losses from foreign currency transactions, denominated in a currency other than the functional currency, are recorded in Other expenses (income) within the Company's Consolidated Statements of Income. The U.S. dollar is the functional currency for those subsidiaries located in Brazil and Mexico.

Revenue

Within the Company's Hotline Services service type, revenues are recognized when title to products sold passes to the client, which generally occurs upon shipment from the Company's location.

Within the Company's Data Services and Voice Services segments, revenues are recognized from maintenance service contracts, moves, adds and changes and network integration services when the services are provided. Service contracts are generally pre-billed, recorded in Deferred revenue within the Company's Consolidated Balance Sheets and are generally recognized over the service period on a straight-line basis. Revenues from the sale and installation of products and systems are recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Sales returns—At the time of sale, an estimate for sales returns is recorded based on historical experience.

Warranties—Estimated future warranty costs related to certain products are charged to operations in the period the related revenue is recognized based on historical experience.

Shipping and handling fees and costs—All fees billed to clients for shipping and handling are classified as a component of Revenues. All costs associated with shipping and handling are classified as a component of Cost of sales.

Sales tax and other tax presentation—Sales taxes and other taxes are collected from clients on behalf of governmental authorities at the time of sale. These taxes are accounted for on a net basis and are not included in Revenues or Cost of sales.

Stock-based compensation

Stock options: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of stock options for which the requisite service period will not be rendered. The fair value of stock options is determined on the grant date using a Black-Scholes option pricing model which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock, par value $.001 per share (the "common stock"), at the date of grant based on the historical volatility of its common stock.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Risk-free interest rate: The Company derives its risk-free interest rate on the observed interest rates appropriate for the term of the Company's employee stock options.

Expected holding period: The Company estimates the expected holding period based on historical experience.

Restricted stock units: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of restricted stock units for which the requisite service period will not be rendered. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award.

Performance share awards: The Company records expense for those stock awards, vesting during the period, for which the requisite service period is expected to be rendered. The Company uses historical data in order to project the future employee turnover rates used to estimate the number of performance shares for which the requisite service period will not be rendered. The fair value of performance share awards subject to a cumulative Adjusted EBITDA target (as defined in the performance share award agreement) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The Company recognizes the fair value of awards into expense ratably over the requisite service periods associated with the award. The probability of vesting of the award and the applicable number of shares of common stock to be issued are reassessed at each period end. The fair value of performance share awards subject to the Company's total shareholder return ranking relative to the total shareholder return of the common stock (or its equivalent) of the companies in a peer group (the "Company's Relative TSR Ranking") is determined on the grant date using a Monte-Carlo simulation valuation method which includes several subjective assumptions. The Company recognizes the fair value of these awards into expense ratably over the requisite service periods associated with the award. The assumptions are summarized as follows:

Expected volatility: The Company estimates the volatility of its common stock at the date of grant based on the historical volatility of its common stock.

Risk-free rate: The Company derives its risk-free interest rate on the observed interest rates with an equivalent remaining term equal to the expected life of the award.

Dividend yield: The Company estimates the dividend yield assumption based on the Company's historical and projected dividend payouts.

Marketing and Advertising Expenses

Catalogs and other direct marketing pieces are capitalized and amortized over their expected period of future benefit ranging from one to two years, which is recorded in Prepaid and other assets within the Company's Consolidated Balance Sheets. All other advertising costs are expensed as incurred.

Advertising expense was $5,621, $6,008 and $8,191 for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively, and is recorded in Selling, general & administrative expenses within the Company's Consolidated Statements of Income.

Income Taxes

The Company accounts for income taxes using an asset and liability approach, which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

The Company requires that the realization of an uncertain income tax position must be "more likely than not" (*i.e.*, greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The benefit to be recorded in the financial statements is the amount most likely to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The Company includes interest and penalties related to uncertain tax positions within the Provision for income taxes within the Company's Consolidated Statements of Income.

Per share information

Basic earnings per common share ("basic EPS") is computed by dividing income available to common stockholders by the weighted-average number of shares of the common stock outstanding during the period. Diluted earnings per share of the common stock ("diluted EPS") is computed similarly to that of basic EPS, except that the weighted-average number of shares of the common stock outstanding during the period is adjusted to include the number of additional shares of the common stock that would have been outstanding if the potential number of dilutive shares of the common stock had been issued.

Fair Value

The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value. The levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (*e.g.*, interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are both significant to the fair value measurement and unobservable.

Assets and liabilities measured at fair value are based on one or more of the valuation techniques. The valuation techniques are described below:

Market approach: The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach: The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (current replacement cost).

Income approach: The income approach uses valuation techniques to convert future amounts to a single present amount.

The fair value of foreign currency contracts is determined using the market approach and primarily based on observable foreign exchange forward rates. The fair value of the interest-rate swaps (as defined below) is determined using the income approach and is predominately based on observable interest rates and yield curves. The fair value of certain of the Company's financial instruments, including Accounts receivable and Accounts payable, approximates the carrying value due to the relatively short maturity of such instruments. The fair value of the Company's Long-term debt approximates carrying value because the interest rate is subject to change with market interest rates. There have been no changes in the Company's valuation techniques used to measure fair values during Fiscal 2011.

See Note 9 for further reference.

Recently Issued Accounting Standards

There have been no accounting pronouncements adopted during Fiscal 2011, Fiscal 2010 or Fiscal 2009 that had a material impact on the Company's consolidated financial statements. There have been no new accounting pronouncements issued but not yet adopted that are expected to have a material impact on the Company's consolidated financial statements.

Note 3: Inventories

The Company's inventories consist of the following:

March 31,	2011	2010
Raw materials	$ 1,294	$ 1,545
Finished goods	70,579	69,952
Subtotal	**71,873**	**71,497**
Excess and obsolete inventory reserves	(19,859)	(19,990)
Inventory, net	**$ 52,014**	**$ 51,507**

Note 4: Property, Plant and Equipment

The Company's property, plant and equipment consist of the following:

March 31,	2011	2010
Land	$ 2,396	$ 2,396
Building and improvements	30,106	29,430
Equipment and computer hardware and software	67,037	64,991
Subtotal	99,539	96,817
Accumulated depreciation	(76,112)	(73,249)
Property, plant and equipment, net	$ 23,427	$ 23,568

Depreciation expense was $6,066, $7,721 and $9,932 for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

Note 5: Goodwill

The following table summarizes changes to goodwill at the Company's reporting units during Fiscal 2011 and Fiscal 2010.

	North America	Europe	All Other	Total
Balance at March 31, 2009	$ 555,270	$ 64,672	$ 2,006	$ 621,948
Currency translation	(19)	3,241	179	3,401
Current period acquisitions (*see* Note 10)	5,527	—	—	5,527
Prior period acquisitions (*see* Note 10)	11,089	—	—	11,089
Balance at March 31, 2010	**$ 571,867**	**$ 67,913**	**$ 2,185**	**$ 641,965**
Currency translation	(5)	4,839	123	4,957
Current period acquisitions (*see* Note 10)	3,183	—	—	3,183
Prior period acquisitions (*see* Note 10)	(81)	—	—	(81)
Balance at March 31, 2011	**$ 574,964**	**$ 72,752**	**$ 2,308**	**$ 650,024**

The Company conducted its annual goodwill impairment assessment during the third quarter of Fiscal 2011 using data as of October 2, 2010. The following table reconciles the carrying value of goodwill, as of October 2, 2010, for the Company's reportable segments as reported in its consolidated financial statements, to the carrying value of goodwill by reporting unit which is used for the annual goodwill impairment assessment:

	North America	Europe	All Other	Total
Goodwill (as reported in financial statements)	$ 571,673	$ 70,515	$ 2,228	$ 644,416
Adjustment[1]	(30,370)	27,333	3,037	—
Goodwill (for annual impairment assessment)[2]	$ 541,303	$ 97,848	$ 5,265	$ 644,416

[1]This adjustment represents goodwill associated with foreign acquisitions that remains in North America for financial statement reporting.

[2]Goodwill (for annual impairment assessment) represents the amount of goodwill that is "at risk" by reporting unit.

The results of the Company's annual goodwill impairment assessment conducted during the third quarter of Fiscal 2011 indicate that goodwill is not impaired in any of the Company's reporting units. The following table summarizes the estimated fair value of the reporting unit, the net book value of the reporting unit and the surplus of the estimated fair value of the reporting unit over the net book value of the reporting unit as of October 2, 2010:

	North America	Europe	All Other	Total
Estimated fair value of the reporting unit	$ 716,924	$ 126,140	$ 62,601	$ 905,665
Net book value of the reporting unit	584,718	116,108	24,754	725,580
Surplus	$ 132,206	$ 10,032	$ 37,847	$ 180,085

To illustrate the sensitivity of the discounted future cash flows, an instantaneous 100 basis point increase in the weighted-average cost of capital, which, holding all other assumptions constant, would be material to the estimated fair value of the reporting unit, would produce a decrease in the fair value of the reporting units by $110,030, $13,810 and $5,461 for North America, Europe and All Other, respectively.

Since October 2, 2010, the Company's stock market capitalization has generally been lower than its net book value. Each of the Company's reporting units continues to operate profitably and generate significant cash flow from operations, and the Company expects that each will continue to do so in Fiscal 2012 and beyond. The Company also believes that a reasonable potential buyer would offer a control premium for the business that would adequately cover the difference between the recent stock trading prices and the book value.

Future events that could result in an interim assessment of goodwill impairment and/or an impairment loss include, but are not limited to, (i) significant underperformance relative to historical or projected future operating results, (ii) significant changes in the manner of or use of the assets or the strategy for the Company's overall business, (iii) significant negative industry or economic trends, (iv) a further decline in market capitalization below book value and (v) a modification to the Company's reporting segments. Management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. This contemplated change in reporting segments may affect the reporting units currently being used in the Company's annual goodwill impairment assessment. Any such change could result in an impairment charge which could have a material adverse effect on the results of operations for the period in which the impairment occurs.

Note 6: Intangible Assets

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount by intangible asset class for the periods presented:

March 31,	2011			2010		
	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount	Gross Carrying Amount	Accum. Amort.	Net Carrying Amount
Definite-lived						
Non-compete agreements	$ 10,660	$ 9,332	$ 1,328	$ 10,391	$ 8,193	$ 2,198
Customer relationships	126,367	35,301	91,066	118,209	24,590	93,619
Acquired backlog	17,349	17,349	—	17,349	16,912	437
Total	$ 154,376	$ 61,982	$ 92,394	$ 145,949	$ 49,695	$ 96,254
Indefinite-lived						
Trademarks	35,992	8,253	27,739	35,992	8,253	27,739
Total	$ 190,368	$ 70,235	$ 120,133	$ 181,941	$ 57,948	$ 123,993

The Company's indefinite-lived intangible assets consist solely of the Company's trademark portfolio. The Company's definite-lived intangible assets are comprised of employee non-compete agreements, customer relationships and backlog obtained through business acquisitions.

The following table summarizes the changes to the net carrying amounts of intangible assets for the periods presented:

	Trademarks	Non-Competes and Backlog	Customer Relationships	Total
Balance at March 31, 2009	$ 27,739	$ 9,945	$ 105,111	$ 142,795
Amortization expense	—	(5,578)	(9,624)	(15,202)
Currency translation	—	22	—	22
Current period acquisitions (*see* Note 10)	—	1,318	4,927	6,245
Prior period acquisitions (*see* Note 10)	—	(3,072)	(6,795)	(9,867)
Balance at March 31, 2010	$ 27,739	$ 2,635	$ 93,619	$ 123,993
Amortization expense	—	(1,445)	(10,711)	(12,156)
Currency translation	—	12	—	12
Current period acquisitions (*see* Note 10)	—	126	8,158	8,284
Balance at March 31, 2011	$ 27,739	$ 1,328	$ 91,066	$ 120,133

Intangibles amortization was $12,156, $15,202 and $10,790 for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. The Company acquired definite-lived intangibles from the completion of several acquisitions during Fiscal 2011 and Fiscal 2010 (*see* Note 10).

The following table details the estimated intangibles amortization expense for the next five years. These estimates are based on the carrying amounts of intangible assets as of March 31, 2011 that are provisional measurements of fair value and are subject to change pending the outcome of purchase accounting related to certain acquisitions:

Fiscal	
2012	$ 12,129
2013	11,150
2014	9,970
2015	8,827
2016	8,556
Thereafter	41,762
Total	$ 92,394

Note 7: Indebtedness

The Company's long-term debt consists of the following:

March 31,	2011	2010
Revolving credit agreement	$ 180,646	$ 209,860
Other	1,213	1,974
Total debt	$ 181,859	$ 211,834
Less: current portion (included in Other liabilities)	(732)	(961)
Long-term debt	$ 181,127	$ 210,873

Revolving Credit Agreement—On January 30, 2008, the Company entered into a Third Amended and Restated Credit Agreement dated as of January 30, 2008 with Citizens Bank of Pennsylvania, as agent, and a group of lenders and, on October 8, 2010, the Company entered into the First Amendment to Credit Agreement primarily to permit the Company to make certain joint venture investments (as amended, the "Credit Agreement"). The Credit Agreement expires on January 30, 2013. Borrowings under the Credit Agreement are permitted up to a maximum amount of $350,000, which includes up to $20,000 of swing-line loans and $25,000 of letters of credit. The Credit Agreement may be increased by the Company up to an additional $100,000 with the approval of the lenders and may be unilaterally and permanently reduced by the Company to not less than the then outstanding amount of all borrowings. Interest on outstanding indebtedness under the Credit Agreement accrues, at the Company's option, at a rate based on either: (a) the greater of (i) the prime rate per annum of the agent then in effect and (ii) 0.50% plus the rate per annum announced by the Federal Reserve Bank of New York as being the weighted-average of the rates on overnight Federal funds transactions arranged by Federal funds brokers on the previous trading day or (b) a rate per annum equal to the LIBOR rate plus 0.50% to 1.125% (determined by a leverage ratio based on the Company's consolidated Earnings Before Interest Taxes Depreciation and Amortization ["EBITDA"]). The Credit Agreement requires the Company to maintain compliance with certain non-financial and financial covenants such as leverage and fixed-charge coverage ratios. As of March 31, 2011, the Company was in compliance with all financial covenants under the Credit Agreement.

The maximum amount of debt outstanding under the Credit Agreement, the weighted-average balance outstanding under the Credit Agreement and the weighted-average interest rate on all outstanding debt for Fiscal 2011 was $237,255, $213,124 and 1.2%, respectively, compared to $261,750, $246,545 and 1.4% and $277,735, $237,991 and 3.3%, for Fiscal 2010 and Fiscal 2009, respectively.

For Fiscal 2011 and Fiscal 2010, the Company decreased net borrowings under the Credit Agreement by $29,214 and $37,790, respectively.

Other
Other debt is comprised of capital lease obligations primarily for equipment and other third-party, non-employee loans.

Unused available borrowings
As of March 31, 2011, the Company had $4,478 outstanding in letters of credit and $164,876 in unused commitments under the Credit Agreement.

At March 31, 2011, scheduled maturities or required payments of long-term debt for each of the five succeeding fiscal years were as follows:

Fiscal	
2012	$ 732
2013	181,020
2014	90
2015	17
2016	—
Total	$ 181,859

Note 8: Derivative Instruments and Hedging Activities

The Company is exposed to certain market risks, including the effect of changes in foreign currency exchange rates and interest rates. The Company uses derivative instruments to manage financial exposures that occur in the normal course of business. It does not hold or issue derivatives for speculative trading purposes. The Company is exposed to non-performance risk from the counterparties in its derivative instruments. This risk would be limited to any unrealized gains on current positions. To help mitigate this risk, the Company transacts only with counterparties that are rated as investment grade or higher and all counterparties are monitored on a continuous basis. The fair value of the Company's derivatives reflects this credit risk.

Foreign Currency Contracts:

The Company enters into foreign currency contracts to hedge exposure to variability in expected fluctuations in foreign currencies. As of March 31, 2011, the Company had open contracts in Australian and Canadian dollars, Danish krone, Euros, Mexican pesos, Norwegian kroner, British pounds sterling, Swedish krona, Swiss francs and Japanese yen which have been designated as cash flow hedges. These contracts had a notional amount of $40,589 and will expire within ten (10) months. There was no hedge ineffectiveness during Fiscal 2011, Fiscal 2010 or Fiscal 2009. *See* Note 2 for additional information.

Interest-rate Swap:

On July 26, 2006, the Company entered into a five-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 5.44% fixed rate, has a notional value of $100,000 (which reduced to $50,000 as of June 26, 2009) and does not qualify for hedge accounting. On June 15, 2009, the Company entered into a three-year floating-to-fixed interest-rate swap that is based on a 3-month LIBOR rate versus a 2.28% fixed rate, has a notional value of $100,000 reducing to $50,000 after two years and does not qualify for hedge accounting. Each interest-rate swap discussed above is collectively hereinafter referred to as the "interest-rate swaps." *See* Note 2 for additional information.

The following tables detail the effect of derivative instruments on the Company's Consolidated Balance Sheets and Consolidated Statements of Income for the periods presented:

		Asset Derivatives		Liability Derivatives	
	Classification	Balance at March 31, 2011	Balance at March 31, 2010	Balance at March 31, 2011	Balance at March 31, 2010
Derivatives designated as hedging instruments					
Foreign currency contracts	Other liabilities (current)	$ —	$ —	$ 278	$ 3,130
Foreign currency contracts	Other assets (current)	$ 1,919	$ 514	$ —	$ —
Derivatives not designated as hedging instruments					
Interest-rate swap	Other liabilities (current)	$ —	$ —	$ 2,303	$ 5,271

		Year Ended March 31,		
	Classification	2011	2010	2009
Derivatives designated as hedging instruments				
Gain (loss) recognized in Comprehensive income on (effective portion) – net of taxes	Other comprehensive income	$ (291)	$ (646)	$ 470
Gain (loss) reclassified from AOCI into income (effective portion) – net of taxes	Selling, general & administration expenses	$ 447	$ 261	$ 339
Derivatives not designated as hedging instruments				
Gain (loss) recognized in income	Interest expense (income), net	$ 2,968	$ 65	$ 974

Note 9: Fair Value Disclosures

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of March 31, 2011, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

	Assets at Fair Value as of March 31, 2011			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	$ —	$ 1,919	$ —	$ 1,919
	Liabilities at Fair Value as of March 31, 2011			
	Level 1	Level 2	Level 3	Total
Foreign currency contracts	—	$ 278	$ —	$ 278
Interest-rate swap	—	2,303	—	2,303
Total	$ —	$ 2,581	$ —	$ 2,581

Non-recurring fair value measurements: The Company's assets and liabilities that are measured at fair value on a non-recurring basis include non-financial assets and liabilities initially measured at fair value in a business combination. As disclosed in Note 10, the Company completed several acquisitions during Fiscal 2011 and Fiscal 2010 which included operating assets, liabilities and certain intangible assets. The Company utilized level 2 and level 3 inputs to measure the fair value of these items.

Note 10: Acquisitions

Fiscal 2011

During the third quarter of Fiscal 2011, the Company acquired LOGOS Communications Systems, Inc. ("Logos"), a privately-held company headquartered in Westlake, OH. Logos has an active client base which includes commercial, education and various local government agency accounts.

Also during the third quarter of Fiscal 2011, the Company acquired a non-controlling interest in Genesis Networks Integration Services, LLC, a new joint venture company which was formed in conjunction with Genesis Networks Enterprises, LLC ("Genesis"). This new joint venture company, based on Genesis' existing Networks Integration Services Division, strengthens and enhances Genesis' ability to deliver and support voice and data communications solutions to its enterprise clients.

The Company believes that Genesis Networks Integration Services, LLC is a variable interest entity. However, the Company is not the primary beneficiary and thus it will account for its non-controlling interest under the equity method. The non-controlling interest is recorded as a long-term asset in Other assets within the Company's Consolidated Balance Sheets and the net income (loss) attributable to the non-controlling interest is recorded in Other expenses (income), net within the Company's Consolidated Statements of Income.

The fair values of assets acquired and liabilities assumed for Logos are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. The Company believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed but additional information not yet available is necessary to finalize those fair values. Thus, the provisional measurements of fair value are subject to change. The Company expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one-year from the acquisition date.

The acquisition of Logos and the non-controlling interest in Genesis Networks Integration Services LLC both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The results of operations of Logos and the non-controlling interest in Genesis Networks Integration Services LLC are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

Fiscal 2010

During the third quarter of Fiscal 2010, the Company acquired Quanta Systems, LLC ("Quanta"), a privately-held company headquartered in Gaithersburg, MD. Quanta has an active client base which includes various United States Department of Defense and government agency accounts.

Also during the third quarter of Fiscal 2010, the Company acquired CBS Technologies Corp. ("CBS"), a privately-held company headquartered in Islandia, NY. CBS has an active client base which includes commercial, education and various government agency accounts.

The acquisitions of Quanta and CBS, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The results of operations of Quanta and CBS are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

Fiscal 2009

During the fourth quarter of Fiscal 2009, the Company acquired Scottel Voice & Data, Inc. ("Scottel"), a privately-held company headquartered in Culver City, CA. Scottel has an active client base which includes commercial, education and various government agency accounts. In connection with the Scottel acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and backlog which will be amortized over a period of one to twelve years.

During the third quarter of Fiscal 2009, the Company acquired Network Communications Technologies, Inc. ("NCT"), a privately-held company headquartered in Charlotte, NC. NCT has an active client base which includes commercial, education and various government agency accounts. In connection with the NCT acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and non-compete agreements which will be amortized over a period of two to five years.

Also during the third quarter of Fiscal 2009, the Company acquired ACS Communications, Inc. ("ACS"), a privately-held company headquartered in Austin, TX. ACS has an active client base which includes commercial, education and various government agency accounts. In connection with the ACS acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and non-compete agreements which will be amortized over a period of five to nine years.

During the second quarter of Fiscal 2009, the Company acquired Mutual Telecom Services Inc. ("MTS"), a privately-held company headquartered in Needham, MA. MTS is a global telecommunications services and solutions provider primarily servicing clients in the Department of Defense and other federal agencies. In connection with the MTS acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships, non-compete agreements and backlog which will be amortized over a period of one to thirteen years.

During the first quarter of Fiscal 2009, the Company acquired UCI Communications LLC ("UCI"), a privately-held company headquartered in Mobile, AL. UCI has an active client base which includes commercial, education and various government agency accounts. In connection with the UCI acquisition, the Company made allocations to goodwill and definite-lived intangible assets, respectively. The definite-lived intangible assets recorded represent the fair market value of customer relationships and non-compete agreements which will be amortized over a period of five to nine years.

The acquisitions of Scottel, NCT, ACS, MTS and UCI, both individually and in the aggregate, did not have a material impact on the Company's consolidated financial statements.

The results of operations of Scottel, NCT, ACS, MTS and UCI are included within the Company's Consolidated Statements of Income beginning on their respective acquisition dates.

In connection with the acquisitions during Fiscal 2011, Fiscal 2010 and Fiscal 2009, the Company acquired approximately $70,614 of goodwill. The Company believes that $19,741 of such amount will be recognized as a tax deduction over the next 15 years.

Note 11: Operating Leases

The Company leases offices, facilities, equipment and vehicles throughout the world. While most of the leases are operating leases that expire over the next 3 years, certain vehicles and equipment are leased under capital leases that also expire over the next 3 years. As leases expire, it can be expected that, in the normal course of business, certain leases will be renewed or replaced.

Certain lease agreements include renewal options and escalating rents over the lease terms. Generally, the Company expenses rent on a straight-line basis over the life of the lease which commences on the date the Company has the right to control the property. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is included in Accrued expenses and Other liabilities within the Company's Consolidated Balance Sheets. Rent expense was $19,317, $23,092 and $26,903 for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

The future minimum lease payments under non-cancelable capital and operating leases with initial or remaining terms of one year or more as of March 31, 2011 are as follows:

Fiscal	
2012	$ 13,963
2013	7,636
2014	5,054
2015	3,481
2016	1,697
Thereafter	1,588
Total minimum lease payments	$ 33,419

Note 12: Income Taxes

The domestic and foreign components of Income before provision for income taxes are as follows:

Fiscal	2011	2010	2009
Domestic	$ 65,295	$ 34,750	$ 46,885
Foreign	19,985	19,577	22,278
Consolidated	$ 85,280	$ 54,327	$ 69,163

The provision/(benefit) for income taxes consists of the following:

Fiscal	2011	2010	2009
Current			
Federal	$ 19,780	$ 12,754	$ 10,238
State	4,228	1,827	2,546
Foreign	4,725	3,947	4,298
Total current	28,733	18,528	17,082
Deferred	3,685	1,296	6,772
Total provision for income taxes	$ 32,418	$ 19,824	$ 23,854

Reconciliations between income taxes computed using the federal statutory income tax rate and the Company's effective tax rate are as follows:

Fiscal	2011	2010	2009
Federal statutory tax rate	35.0%	35.0%	35.0%
Foreign taxes, net of foreign tax credits	(1.6)	0.4	(0.9)
Effect of permanent book / tax differences	(0.9)	0.3	(0.1)
State income taxes, net of federal benefit	3.0	2.4	3.2
Valuation allowance	(0.1)	(0.8)	2.5
Reversal of Section 162(m) accrual (*see* below for definition)	—	—	(5.2)
Other, net	2.6	(0.8)	—
Effective tax rate	38.0%	36.5%	34.5%

During Fiscal 2009, the Company reversed a previously-recorded expense of $3,587 through Provision for income taxes within the Company's Consolidated Statements of Income which was the primary cause for the 34.5% effective tax rate during Fiscal 2009. This reversal related to an uncertain tax position which arose during a review by the Audit Committee of the Company's Board of Directors (the "Board") of the Company's historical stock option granting practices.

The components of current and long-term deferred tax liabilities/assets are as follows:

March 31,	2011	2010
Deferred Tax Liabilities		
Tradename and trademarks	$ 10,186	$ 10,135
Amortization of intangibles	27,520	24,381
Unremitted earnings of foreign subsidiaries	2,305	2,467
Basis of fixed assets	—	366
Other prepaid items	128	156
Gross deferred tax liabilities	40,139	37,505
Deferred Tax Assets		
Net operating losses	20,292	20,450
Restructuring reserves	2,773	4,504
Basis of fixed assets	58	—
Outsourced leases	189	185
Basis of finished goods inventory	8,538	9,226
Reserve for bad debts	1,190	4,376
Miscellaneous accrued expenses	2,478	3,459
Foreign tax credit carry-forwards	1,374	1,883
Accrued employee costs	5,482	5,525
Foreign exchange	33	210
Unexercised stock options	11,586	10,289
Other	104	89
Gross deferred tax assets	54,097	60,196
Valuation allowance	(3,518)	(3,623)
Net deferred tax assets	50,579	56,573
Net deferred tax assets/(liabilities)	10,440	$ 19,068

The net deferred tax asset of $10,440 in the table above is primarily classified as current under Other assets within the Company's Consolidated Balance Sheets. At March 31, 2011, the Company had $25,678, $77,758 and $24,499 of federal, state and foreign gross net operating loss carry-forwards, respectively. As a result of the Company's acquisition of ACS, Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") limits the amount of net operating losses available to the Company to approximately $3,392 per year. The federal gross net operating loss carry-forwards expire in Fiscal 2026. The state gross net operating loss carry-forwards expire at various times through Fiscal 2031 and the foreign gross net operating loss carry-forwards expire at various times through Fiscal 2021, with the exception of $448 for Austria, $350 for Belgium and $10,663 for Brazil, which have no expirations.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has recorded a valuation allowance of $3,518 for certain state and foreign net operating loss carry-forwards anticipated to produce no tax benefit.

In general, except for certain earnings in Japan and earnings associated with inter-company loan balances, it is the Company's intention to reinvest all undistributed earnings of non-U.S. subsidiaries for an indefinite period of time. Therefore, except for the exceptions noted above, no deferred U.S. income taxes have been provided on undistributed earnings of non-U.S. subsidiaries, which aggregate approximately $6,187 based on exchange rates at March 31, 2011. However, additional taxes could be necessary if future foreign earnings were loaned to the parent, if the foreign subsidiaries declare dividends to the U.S. parent or the Company should sell its stock in the subsidiaries.

A reconciliation of the change in the tax liability for unrecognized tax benefits is as follows:

Fiscal	2011	2010	2009
Balance at beginning of year	$ 7,559	$ 7,075	$ 7,340
Additions for tax positions related to the current year	481	542	396
Additions for tax positions related to prior years	2,285	2,755	312
Reductions for tax positions related to prior years	(1,802)	(2,733)	(675)
Settlements	(205)	(80)	(298)
Balance at end of year	$ 8,318	$ 7,559	$ 7,075

Unrecognized tax benefits are classified as current under Other liabilities within the Company's Consolidated Balance Sheets. Of the $8,318 above, the Company expects that $2,143 will reverse in the next twelve months. As of March 31, 2011, 2010 and 2009, the Company recorded $1,895, $2,468 and $1,443, respectively, of interest and penalties related to uncertain tax positions relating to current liabilities within Income taxes.

On December 7, 2010, the Company received formal notice from the Internal Revenue Service ("IRS") regarding its intent to begin an audit of the Company's 2009 tax years. In connection with this normal recurring audit, the IRS has requested certain documentation. The Company has produced various documents requested by the IRS and is currently in the process of responding to additional documentation requests.

Fiscal 2008 and Fiscal 2010 remain open to examination by the IRS. Fiscal 2007 through Fiscal 2010 remain open to examination by state and foreign taxing jurisdictions.

Note 13: Incentive Compensation Plans

Performance Bonus

The Company has variable compensation plans covering certain team members. These plans provide a bonus contingent on the attainment of certain annual or quarterly performance targets. The Company recorded expense of $11,670, $8,931 and $9,408 under its variable compensation plans for Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

Profit Sharing and Savings Plan ("the savings plans")

The Company has multiple profit sharing and savings plans which qualify as deferred salary arrangements under Section 401(k) of the Code. Participants may elect to contribute a portion of their eligible compensation, subject to limits imposed by the savings plans, which are partially matched by the Company. The Company recorded expense of $3,298, $2,812 and $3,198 for these plans during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

Defined Benefit Pension Plans ("the plans")

The Company has multiple defined benefit pension plans for which a majority of benefits have been "frozen" (*i.e.*, no new employees will be admitted and those employees currently in the plan will not earn additional benefits based on service). The Company made contributions of $2,065, $1,106 and $147 during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively, to the plans. As of March 31, 2011, 2010 and 2009, the unfunded portion of the defined benefit pension plans was $11,914, $10,846 and $10,879, respectively.

Stock-based compensation plans

On August 12, 2008 (the "Effective Date"), the Company's stockholders approved the 2008 Long-Term Incentive Plan (the "Incentive Plan") which is designed to advance the Company's interests and the interests of the Company's stockholders by providing incentives to certain employees, directors, consultants, independent contractors and persons to whom an offer of employment has been extended by the Company (hereinafter referred to as "Eligible Persons"). The Incentive Plan replaced the 1992 Stock Option Plan, as amended (the "Employee Plan"), and the 1992 Director Stock Option Plan, as amended (the "Director Plan"), on the Effective Date. Stock option grants under the Employee Plan and the Director Plan, prior to the effective date of the Incentive Plan, remain outstanding and will continue to be administered in accordance with the terms of their respective plans and plan agreements.

Awards (as defined below) under the Incentive Plan may include, but need not be limited to, one or more of the following types, either alone or in any combination thereof: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) performance grants, (vi) other share-based awards and (vii) any other type of award deemed by the Compensation Committee (the "Compensation Committee") of the Board or any successor thereto, or such other committee of the Board as is appointed by the Board to administer the Incentive Plan, in its sole discretion, to be consistent with the purposes of the Incentive Plan (hereinafter referred to as "Awards").

The maximum aggregate number of shares of common stock available for issuance under Awards granted under the Incentive Plan shall be 900,000 plus the number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on the Effective Date, plus the number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on the Effective Date that are forfeited or cancelled prior to exercise. The following table details the shares of common stock available for grant under the Incentive Plan as of March 31, 2011.

	Shares (in thousands)
Shares initially authorized under the Incentive Plan	900
Number of shares that were available for the grant of stock options under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date	888
Number of shares subject to stock options outstanding under the Employee Plan and the Director Plan on August 12, 2008, the Effective Date, that were forfeited or cancelled, prior to exercise, through March 31, 2011	799
Shares authorized for grant under the Incentive Plan as of March 31, 2011	2,587
Shares available for grant under the Incentive Plan as of March 31, 2011[1]	1,224

[1]The aggregate number of shares available for issuance is reduced by 1.87 shares for each issuance of a full value award (*e.g.*, restricted stock units and performance share awards). The shares available for grant assume a 100% payout on outstanding performance share awards. Actual payout could range from 0% - 150% resulting in shares available for grant from 1,557 to 1,057.

The Company recognized stock-based compensation expense of $10,270 ($6,367 net of tax), $6,775 ($4,303 net of tax) and $3,042 ($1,993 net of tax) during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. Stock-based compensation expense is recorded in Selling, general & administrative expense within the Company's Consolidated Statements of Income.

Stock options

Stock option awards are granted with an exercise price equal to the closing market price of the common stock on the date of grant; such stock options generally become exercisable in equal amounts over a three-year period and have a contractual life of ten (10) years from the grant date. The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model which includes the following weighted-average assumptions.

Fiscal	2011	2010	2009
Expected life (in years)	4.9	5.0	4.8
Risk free interest rate	2.3%	2.6%	3.4%
Annual Forfeiture Rate	2.1%	2.5%	2.4%
Volatility	41.4%	45.6%	30.5%
Dividend yield	0.8%	0.9%	0.7%

The following table summarizes the Company's stock option activity for the period presented and as of March 31, 2011:

	Shares (in 000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Intrinsic Value (000's)
Outstanding at March 31, 2010	3,187	$ 35.66		
Granted	234	32.21		
Exercised	(318)	29.07		
Forfeited or expired	(202)	42.27		
Outstanding at March 31, 2011	2,901	$ 35.65	5.1	$ 5,983
Exercisable at March 31, 2011	2,211	$ 37.20	4.2	$ 2,903

The weighted-average grant-date fair value of options granted during Fiscal 2011, Fiscal 2010 and Fiscal 2009 was $11.69, $12.54 and $8.68, respectively. The intrinsic value of options exercised during Fiscal 2011, Fiscal 2010 and Fiscal 2009 was $2,669, $0 and $38, respectively. The aggregate intrinsic value in the preceding table is based on the closing stock price of the common stock on March 31, 2011 of $35.15.

The following table summarizes certain information regarding the Company's non-vested stock options for the period presented:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Non-vested at March 31, 2010	866	$ 9.42
Granted	234	11.69
Forfeited	(5)	8.56
Vested	(405)	9.21
Non-vested at March 31, 2011	690	$ 10.32

As of March 31, 2011, there was $3,090 of total unrecognized pre-tax stock-based compensation expense related to non-vested stock options which is expected to be recognized over a weighted-average period of 1.0 years.

Restricted stock units

Restricted stock unit awards are subject to a service condition and typically vest in equal amounts over a three-year period from the grant date. The fair value of restricted stock units is determined based on the number of restricted stock units granted and the closing market price of the common stock on the date of grant.

The following table summarizes the Company's restricted stock unit activity for the period presented:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Outstanding at March 31, 2010	149	$ 28.75
Granted	175	30.72
Vested	(68)	29.28
Forfeited	(8)	29.50
Outstanding at March 31, 2011	248	$ 29.97

The total fair value of shares that vested during Fiscal 2011 and Fiscal 2010 was $2,003 and $517, respectively.

As of March 31, 2011, there was $4,644 of total unrecognized pre-tax stock-based compensation expense related to non-vested restricted stock units which is expected to be recognized over a weighted-average period of 1.8 years.

Performance share awards

Performance share awards are subject to certain performance goals including the Company's Relative TSR Ranking and cumulative Adjusted EBITDA over a two (2) or three (3) year period. The Company's Relative TSR Ranking metric is based on the two (2) or three (3) year cumulative return to shareholders from the change in stock price and dividends paid between the starting and ending dates. The fair value of performance share awards (subject to cumulative Adjusted EBITDA) is determined based on the number of performance shares granted and the closing market price of the common stock on the date of grant. The fair value of performance share awards (subject to the Company's Relative TSR Ranking) is estimated on the grant date using the Monte-Carlo simulation which includes the following weighted-average assumptions.

Fiscal	2011	2010
Expected Volatility	52.3%	59.1%
Risk free interest rate	1.4%	1.1%
Dividend yield	0.8%	0.8%

The following table summarizes the Company's performance share award activity for the period presented:

	Shares (in 000's)	Weighted-Average Grant-Date Fair Value
Outstanding at March 31, 2010	**100**	**33.05**
Granted	79	33.24
Vested	—	—
Forfeited	—	—
Outstanding at March 31, 2011	**179**	**33.13**

No shares vested during Fiscal 2011 or Fiscal 2010.

As of March 31, 2011, there was $2,265 of total unrecognized pre-tax stock-based compensation expense related to non-vested performance share awards which is expected to be recognized over a weighted-average period of 1.1 years.

Note 14: Earnings Per Share

The following table details the computation of basic and diluted earnings per common share from continuing operations for the periods presented (share numbers in thousands):

Fiscal	2011	2010	2009
Net income	$ 52,862	$ 34,503	$ 45,309
Weighted-average common shares outstanding (basic)	17,680	17,546	17,527
Effect of dilutive securities from employee stock options	115	—	—
Weighted-average common shares outstanding (diluted)	17,795	17,546	17,527
Basic earnings per common share	$ 2.99	$ 1.97	$ 2.59
Dilutive earnings per common share	$ 2.97	$ 1.97	$ 2.59

The Weighted-average common shares outstanding (diluted) computation is not impacted during any period where the exercise price of a stock option is greater than the average market price. There were 2,323,094, 3,436,319 and 3,309,300 non-dilutive equity awards outstanding during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively, that are not included in the corresponding period Weighted-average common shares outstanding (diluted) computation.

Note 15: Commitments and Contingencies

Regulatory Matters

As previously disclosed, the Company received a subpoena, dated December 8, 2004, from the United States General Services Administration ("GSA"), Office of Inspector General. The subpoena required production of documents and information. The Company understands that the materials were being sought in connection with an investigation regarding potential violations of the terms of a GSA Multiple Award Schedule contract. On October 2, 2007, the Company was contacted by the United States Department of Justice which informed the Company that it was reviewing allegations by the GSA that certain of the Company's pricing practices under a GSA Multiple Award Schedule contract violated the Civil False Claims Act. During Fiscal 2010, the Company recorded expense of $2,850 in connection with this investigation. During the fourth quarter of Fiscal 2011, the Company entered into a settlement agreement to settle this matter for the amount previously recorded and, subsequent to March 31, 2011, made payment of such amount in accordance with the settlement agreement. This matter is now concluded.

Litigation Matters

The Company is involved in, or has pending, various legal proceedings, claims, suits and complaints arising out of the normal course of business. Based on the facts currently available to the Company, Management believes these matters are adequately provided for, covered by insurance, without merit or not probable that an unfavorable material outcome will result.

Product Warranties

Estimated future warranty costs related to certain products are charged to expense during the period the related revenue is recognized. The product warranty liability reflects the Company's best estimate of probable obligations under those warranties. As of March 31, 2011 and 2010, the Company has recorded a warranty reserve of $3,228 and $3,293, respectively.

There has been no other significant or unusual activity during Fiscal 2011.

Note 16: Segment Reporting

Management reviews financial information for the consolidated Company accompanied by disaggregated information on revenues, operating income and assets by geographic region for the purpose of making operational decisions and assessing financial performance. Additionally, Management is presented with and reviews revenues and gross profit by service type. The accounting policies of the individual operating segments are the same as those of the Company.

The following table presents financial information about the Company's reportable segments by geographic region:

Fiscal	2011	2010	2009
North America			
Revenues	$ 931,181	$ 829,233	$ 838,871
Operating income	76,789	47,623	61,651
Depreciation	5,569	7,231	9,378
Intangibles amortization	12,111	15,156	10,715
Segment assets (as of March 31)	1,079,622	1,030,575	1,060,491
Europe			
Revenues	$ 100,221	$ 99,502	$ 121,839
Operating income	8,032	10,148	12,548
Depreciation	352	362	420
Intangibles amortization	39	41	59
Segment assets (as of March 31)	127,176	121,731	125,781
All Other			
Revenues	$ 36,827	$ 32,658	$ 38,838
Operating income	6,237	5,272	5,804
Depreciation	145	128	134
Intangibles amortization	6	5	16
Segment assets (as of March 31)	27,539	22,672	18,291

The sum of the segment revenues, operating income, depreciation and intangibles amortization equals the consolidated revenues, operating income, depreciation and intangibles amortization. The following reconciles segment assets to total consolidated assets as of March 31, 2011, 2010 and 2009:

March 31,	2011	2010	2009
Segment assets for North America, Europe and All Other	$ 1,234,337	$ 1,174,978	$ 1,204,563
Corporate eliminations	(62,354)	(49,614)	(68,075)
Total consolidated assets	$ 1,171,983	$ 1,125,364	$ 1,136,488

The following table presents financial information about the Company by service type:

Fiscal	2011	2010	2009
Data Services			
Revenues	$ 230,719	$ 187,535	$ 191,436
Gross profit	59,287	51,048	55,407
Voice Services			
Revenues	$ 648,512	$ 593,562	$ 598,319
Gross profit	210,558	197,673	200,541
Hotline Services			
Revenues	$ 188,998	$ 180,296	$ 209,793
Gross profit	87,265	86,660	101,232

The sum of service type revenues and gross profit equals consolidated revenues and gross profit.

Note 17: Quarterly Data (Unaudited)

The following tables represent summary Quarterly (Unaudited) Consolidated Statements of Income for Fiscal 2011 and Fiscal 2010. All dollar amounts are in thousands, except per share amounts. Earnings per share data may not compute due to rounding.

Fiscal 2011 (Unaudited)	1Q	2Q	3Q	4Q	FY
Revenues					
Hotline products	$ 46,049	$ 46,415	$ 49,545	$ 46,989	$ 188,998
On-Site services	217,547	226,509	227,134	208,041	879,231
Total	263,596	272,924	276,679	255,030	1,068,229
Cost of sales					
Hotline products	24,818	25,018	26,987	24,910	101,733
On-Site services	149,164	157,786	159,040	143,396	609,386
Total	173,982	182,804	186,027	168,306	711,119
Gross profit	**89,614**	**90,120**	**90,652**	**86,724**	**357,110**
Selling, general & administrative expenses	63,620	63,534	64,296	62,446	253,896
Intangibles amortization	3,102	3,058	2,901	3,095	12,156
Operating income	**22,892**	**23,528**	**23,455**	**21,183**	**91,058**
Interest expense (income), net	1,690	1,742	1,028	970	5,430
Other expenses (income), net	1	(66)	(11)	424	348
Income before provision for income taxes	21,201	21,852	22,438	19,789	85,280
Provision for income taxes	8,057	8,302	8,528	7,531	32,418
Net income	**$ 13,144**	**$ 13,550**	**$ 13,910**	**$ 12,258**	**$ 52,862**
Earnings per common share					
Basic	$ 0.75	$ 0.77	$ 0.79	$ 0.69	$ 2.99
Diluted	$ 0.75	$ 0.77	$ 0.78	$ 0.68	$ 2.97

Fiscal 2010 (Unaudited)	1Q	2Q	3Q	4Q	FY
Revenues					
Hotline products	$ 42,282	$ 45,511	$ 47,012	$ 45,491	$ 180,296
On-Site services	192,930	186,402	206,373	195,392	781,097
Total	235,212	231,913	253,385	240,883	961,393
Cost of sales					
Hotline products	22,195	23,666	24,406	23,369	93,636
On-Site services	130,604	125,973	142,150	133,649	532,376
Total	152,799	149,639	166,556	157,018	626,012
Gross profit	**82,413**	**82,274**	**86,829**	**83,865**	**335,381**
Selling, general & administrative expenses	63,883	64,515	64,198	64,540	257,136
Intangibles amortization	4,045	2,150	3,108	5,899	15,202
Operating income	**14,485**	**15,609**	**19,523**	**13,426**	**63,043**
Interest expense (income), net	2,144	2,596	1,852	2,290	8,882
Other expenses (income), net	(142)	(85)	40	21	(166)
Income before provision for income taxes	12,483	13,098	17,631	11,115	54,327
Provision for income taxes	4,681	4,912	6,612	3,619	19,824
Net income	**$ 7,802**	**$ 8,186**	**$ 11,019**	**7,496**	**$ 34,503**
Earnings per common share					
Basic	$ 0.45	$ 0.47	$ 0.63	$ 0.43	$ 1.97
Diluted	$ 0.44	$ 0.47	$ 0.63	$ 0.43	$ 1.97

Controls and Procedures (Item 9A)

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

Management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is responsible for establishing and maintaining adequate disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the Company. Management assessed the effectiveness of the Company's disclosure controls and procedures as of March 31, 2011. Based upon this assessment, Management has concluded that the Company's disclosure controls and procedures were effective as of March 31, 2011 to provide reasonable assurance that information required to be disclosed by the Company in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to Management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management, including the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. Management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2011 based on the framework described in "*Internal Control – Integrated Framework*," issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this assessment, Management has concluded that the Company's internal control over financial reporting was effective, as of March 31, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. Management of the Company reviewed the results of its assessment with the Audit Committee of the Board.

Excluded Acquired Companies

The SEC's general guidance permits the exclusion of an assessment of the effectiveness of a registrant's disclosure controls and procedures as they relate to its internal control over financial reporting for an acquired business during the first year following such acquisition if, among other circumstances and factors, there is not adequate time between the acquisition date and the date of assessment. As previously noted in this Annual Report, Black Box completed the acquisition of Logos during Fiscal 2011. Logos represents approximately 1% of the Company's total assets as of March 31, 2011. Management's assessment and conclusion on the effectiveness of the Company's disclosure controls and procedures as of March 31, 2011 excludes an assessment of the internal control over financial reporting of Logos.

BDO USA, LLP, the Company's independent registered public accounting firm, has issued an attestation report on the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Stockholders
Black Box Corporation
Lawrence, Pennsylvania

We have audited Black Box Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Item 9A, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Logos which was acquired within the third quarter of the year ended March 31, 2011 and which is included in the consolidated balance sheets of Black Box Corporation as of March 31, 2011, and the related consolidated statements of income, consolidated statements of changes in stockholders' equity and comprehensive income, and consolidated statements of cash flows for the year then ended. Logos constituted 1% of total assets and net assets, respectively, as of March 31, 2011, and 1% of revenues for the year then ended. The impact of Logos on net income was negligible for the year ended March 31, 2011. Management did not assess the effectiveness of internal control over financial reporting of Logos because of the timing of the acquisition which was completed during the third quarter of the year ended March 31, 2011. Our audit of internal control over financial reporting of Black Box Corporation also did not include an evaluation of the internal control over financial reporting of Logos.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Black Box Corporation as of March 31, 2011 and 2010, and the related consolidated statements of income, consolidated statements of changes in stockholders' equity and comprehensive income, and consolidated statements of cash flows for each of the three years in the period ended March 31, 2011 and our report dated May 27, 2011 expressed an unqualified opinion thereon.

BDO USA, LLP

BDO USA, LLP

Chicago, Illinois
May 27, 2011

Performance Graph

The graph below represents and compares the value, through March 31, 2011, of a hypothetical investment of $100 made on March 31, 2006, in each of (i) the common stock, (ii) the S&P SmallCap 600, (iii) the NASDAQ Composite, (iv) the Russell 2000 and (v) a peer group of companies determined by the Company (the "Peer Group"), assuming the reinvestment of dividends in each case. The Peer Group consists of Cisco Systems, Inc., Insight Enterprises, Inc., International Business Machines Corporation and Hewlett-Packard Company. After March 31, 2010, ADC Telectommunications, Inc. and CommScope, Inc. ceased to be publicly-traded companies and, therefore, are no longer included in the peer group.



$160
$140
$120
$100
$80
$60
$40
$20
$0
3/06
3/07
3/08
3/09
3/10
3/11
Black Box Corporation
S&P Smallcap 600
NASDAQ Composite
Russell 2000
Peer Group

Year Ended March 31,	2011	2010	2009	2008	2007	2006
Black Box Corporation	$ 75.91	$ 65.95	$ 50.22	$ 65.04	$ 76.52	$ 100.00
S&P SmallCap 600	119.77	95.61	58.30	94.13	105.29	100.00
NASDAQ Composite	124.96	106.99	67.66	100.46	106.29	100.00
Russell 2000	117.90	93.73	57.58	92.14	105.91	100.00
Peer Group	138.55	148.30	99.10	130.37	118.39	100.00

Non-GAAP Reconciliations

The following table represents the Company's pre-tax reconciling items: Dollars in thousands, except per share amounts.

Fiscal	2011	2010	2009
Non-cash charges:			
Amortization of intangible assets on acquisitions	$ 12,111	$ 15,150	$ 10,671
Asset write-up depreciation expense on acquisitions	—	476	1,888
Change in fair value of interest-rate swaps	(2,968)	(65)	(974)
Total non-cash charges	$ 9,143	$ 15,561	$ 11,585
Cash charges:			
Employee severance and facility consolidations costs	$ —	$ 4,557	$ 8,643
Historical stock option granting practices investigation and related matters costs	—	4,829	1,359
Current legal matters costs	—	3,238	—
Total cash charges	$ —	$ 12,624	$ 10,002
Total pre-tax reconciling items	$ 9,143	$ 28,185	$ 21,587

A reconciliation of Operating income to Adjusted operating income is presented below:

Fiscal	2011	2010	2009
Operating income	$ 91,058	$ 63,043	$ 80,003
Operating income as a % of revenue	8.5%	6.6%	8.0%
Pre-tax reconciling items, excluding Change in fair value of interest-rate swaps	12,111	28,250	22,561
Adjusted operating income	$ 103,169	$ 91,293	$ 102,564
Adjusted operating income as a % of revenue	9.7%	9.5%	10.3%

A reconciliation of Net income to Operating net income is presented below:

Fiscal	2011	2010	2009
Net income	$ 52,862	$ 34,503	$ 45,309
Reconciling items, after tax	5,667	17,900	14,142
Operating net income	$ 58,529	$ 52,403	$ 59,451

A reconciliation of Diluted earnings per common share to Operating earnings per common share is presented below:

Fiscal	2011	2010	2009
Diluted earnings per common share	$ 2.97	$ 1.97	$ 2.59
EPS impact of reconciling items	0.32	1.02	0.80
Operating earnings per common share	$ 3.29	$ 2.99	$ 3.39

Investor Information



Corporate Headquarters

1000 Park Drive, Lawrence, PA 15055
Telephone: 724-746-5500
Facsimile: 724-746-0746
Web: blackbox.com

Dividend Policy

Cash dividends of $0.06 per share of Common Stock were paid for each of the four quarters during Fiscal 2011, Fiscal 2010 and Fiscal 2009.

Investor Relations

To receive further information about Black Box Corporation, including copies of press releases; Annual, Quarterly and Current Reports; and other SEC Filings — without charge — contact:

Investor Relations Department
1000 Park Drive, Lawrence, PA 15055
Telephone: 724-873-6788
E-mail: investors@blackbox.com

Or visit the Black Box Web site: blackbox.com.

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800-937-5449
Facsimile: 718-236-2641

Corporate Counsel

Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Independent Registered Public Accounting Firm

BDO USA, LLP
233 N. Michigan Avenue
Suite 2500
Chicago, IL 60601

Annual Meeting

The Annual Meeting of Stockholders will take place on Tuesday, August 9, 2011 at the NASDAQ MarketSite in New York, New York.

Worldwide Locations

Headquartered in the United States, the Company operates subsidiaries in Australia, Austria, Belgium, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, New Zealand, Norway, Puerto Rico, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom, and services clients in 141 countries.

Directors

William F. Andrews, Chairman of the Executive Committee, Corrections Corporation of America; Chairman of Katy Industries, Inc.; Principal, Kohlberg & Co.; Director, Corrections Corporation of America, Katy Industries, Inc., O'Charley's, Inc., Trex Company, Inc. and SVP Holdings Limited

Richard L. Crouch, retired General Partner, PricewaterhouseCoopers LLP

Thomas Golonski, retired Chairman, President and Chief Executive Officer, National City Bank of Pennsylvania; retired Executive Vice President, National City Corporation

Thomas G. Greig, Managing Director, Liberty Capital Partners; Director, Rudolph Technologies, Inc.; Non-executive Chairman of the Board of Black Box Corporation

William H. Hernandez, retired Senior Vice President, Finance and Chief Financial Officer, PPG Industries, Inc.; Director, Albemarle Corporation, Eastman Kodak Company and USG Corporation

Edward A. Nicholson, Ph.D., Professor of Management and retired President, Robert Morris University; Director, Brentwood Bank

R. Terry Blakemore, President and Chief Executive Officer, Black Box Corporation

Common Stock Information

As of March 31, 2011, there were 1,316 holders of record. The following table sets forth the fiscal quarterly high and low sale prices of the Company's Common Stock as reported by the NASDAQ Global Select Market.

	High	Low
Fiscal 2011		
1st Quarter	$ 35.59	27.01
2nd Quarter	33.42	26.40
3rd Quarter	40.17	31.15
4th Quarter	40.78	33.30
Fiscal 2010		
1st Quarter	$ 37.67	23.18
2nd Quarter	34.53	24.03
3rd Quarter	30.07	24.25
4th Quarter	33.31	25.80
Fiscal 2009		
1st Quarter	$ 32.67	$ 27.62
2nd Quarter	39.53	26.63
3rd Quarter	36.36	19.75
4th Quarter	28.37	16.24

Officers



R. Terry Blakemore
President and
Chief Executive Officer



Michael McAndrew
Executive Vice President,
Chief Financial Officer,
Treasurer, Secretary and
Principal Accounting Officer



Francis W. Wertheimber
Senior Vice President,
Pacific Rim/Far East



Kenneth P. Davis
Vice President,
Voice Services
North, Europe
and Latin America


Black Box Corporation (NASDAQ Global Select: BBOX)

Complete life cycle services for today's integrated communications.

» 35 years of profitable performance and positive cash flow.

» 196 locations serving 141 countries.

» 24/7 support.

1000 Park Drive | Lawrence, PA 15055 | 724-746-5500 | blackbox.com